SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Portugal Telecom

Consolidated Report

First Nine Months 2013

Consolidated report

First nine months 2013

01 Financial review	6

02 Business performance	18

Portuguese Telecommunications businesses	18

International businesses	26

Consolidated financial statements	32

Annexes	62

Glossary	65

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company”refer to Portugal Telecom and its subsidiaries or any of them as the context.

Telecommunications in Portugal

Customer segment (Euro million)		Revenues
Residential		541
Personal	> PT Comunicações 100%	487
Enterprise	> TMN 100%	594
Wholesale and Other		298

Telecommunications in Brazil

Customer segment		Revenues (R$ million, 100%)
Residential		7,697
Personal	> Oi 23.3% (a)	6,901
Enterprise		6,338
Other		277

(a) Oi’s earnings are proportionally consolidated based on PT’s 25.6% effective interest in Telemar Participações, the controlling shareholder of Oi Group.

Other telecommunications businesses

			Revenues (Euro million, 100%)
Unitel 25% (a)(b)	> Angola	> Mobile	1,203
MTC 34% (a)	> Namibia	> Mobile	124
CVT 40% (a)	> Cape Verde	> Wireline, mobile	52
Timor Telecom 44%	> East Timor	> Wireline, mobile	36
CST 51% (a)	> São Tomé e Príncipe	> Wireline, mobile	9

(a) These stakes are held by Africatel, which is controlled 75% by PT. (b) These stakes are consolidated by the equity method of accounting.

Other businesses

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [Contax in Brazil 44.4% and PT Contact 100%];

01

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	9M13	9M12	y.o.y
Operating revenues	4,546.7	4,983.9	(8.8)%
Portugal (2)	1,920.3	2,040.2	(5.9)%
Residential	541.0	534.0	1.3%
Personal	486.7	517.2	(5.9)%
Enterprise	594.4	670.6	(11.4)%
Wholesale, other and eliminations	298.1	318.3	(6.3)%
Brazil • Oi	2,050.3	2,295.5	(10.7)%
Other and eliminations	576.2	648.2	(11.1)%
Operating costs (3)	3,032.4	3,255.1	(6.8)%
Wages and salaries	763.2	831.1	(8.2)%
Direct costs	770.6	828.3	(7.0)%
Commercial costs	388.4	413.4	(6.0)%
Other operating costs	1,110.2	1,182.3	(6.1)%
EBITDA (4)	1,514.3	1,728.8	(12.4)%
Post retirement benefits	37.0	46.9	(21.1)%
Depreciation and amortisation	1,001.4	1,037.7	(3.5)%
Income from operations (5)	475.9	644.2	(26.1)%
Other expenses (income)	32.7	(4.9)	n.m.
Curtailment costs, net	128.3	1.9	n.m.
Net losses (gains) on disposal of fixed assets	(17.9)	2.1	n.m.
Net other costs (gains)	(77.7)	(8.9)	n.m.
Income before financ. & inc. taxes	443.2	649.0	(31.7)%
Financial expenses (income)	103.6	277.0	(62.6)%
Net interest expenses (income)	425.6	368.6	15.5%
Equity in earnings of affiliates, net	(411.4)	(160.4)	156.5%
Net other financial losses (gains)	89.4	68.8	30.0%
Income before income taxes	339.6	372.0	(8.7)%
Provision for income taxes	5.5	(114.7)	n.m.
Income before non-controlling interests	345.1	257.4	34.1%
Losses (income) attributable to non-controlling interests	(40.0)	(71.7)	(44.2)%
Consolidated net income	305.0	185.7	64.3%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) Businesses in Portugal include wireline and TMN. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

Consolidated operating revenues

In 9M13, consolidated operating revenues decreased by Euro 437 million to Euro 4,547 million (-8.8% y.o.y), reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 328 million). On a constant currency basis, namely adjusting for the impact of the depreciation of the Brazilian Real and of the Namibian Dollar, consolidated operating revenues would have declined only by 1.7% y.o.y in 9M13. This performance is explained by revenue decline in the Portuguese telecommunications businesses (Euro 120 million) and a lower contribution from other international operations, namely Contax, CVT and Timor Telecom, which more than offset higher contributions from Oi and MTC (Euro 37 million and Euro 17 million, respectively).

In 9M13, revenues from Portuguese telecommunications businesses decreased by 5.9% y.o.y to Euro 1,920 million, while service revenues decreased by 6.5% y.o.y, having improved the quarterly trend when comparing the 3Q13 (-5.8% y.o.y) to 2Q13 (-7.0% y.o.y), 1Q13 (-6.7% y.o.y) and 4Q12 (-8.2% y.o.y). Revenue performance continued to be impacted by the pricing and competitive dynamics and by the macroeconomic environment. Against this backdrop, in 9M13 PT posted continued growth in the Residential segment and presented improved trends in the Personal segment. Private consumption in Portugal decreased by 3.1% in 2Q13, while PT’s consumer segment, which includes Residential and Personal segments, posted customer revenues decreasing by 1.5% in 3Q13, outperforming the market and competitors. This performance proves the success of PT’s offering, namely M4O, which is gaining momentum in the market, having reached 1.3 million RGUs in November 2013. The Enterprise segment is penalised by competitive dynamics that are impacting pricing environment, namely in mobile services, notwithstanding an improved performance from Corporate in 3Q13. Revenues from Wholesale, other and eliminations in 9M13 decreased by 6.3% y.o.y to Euro 298 million, reflecting lower acesses and capacity revenues and a Euro 7 million decline in the directories business (-27.0% y.o.y) reflecting secular trends.

Oi’s revenues proportionally consolidated stood at Euro 2,050 million (R$ 22,356 million, equivalent to 100%) in 9M13, compared to Euro 2,296 million (R$ 22,002 million, equivalent to 100%) in 9M12, a decrease of Euro 245 million reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 282 million). On a constant currency basis, the contribution of Oi to PT’s consolidated operating revenues in 9M13 would have amounted to Euro 2,332 million, representing an increase of Euro 37 million primarily explained by: (1) higher revenues from Residential, due to the positive contribution of broadband and pay-TV revenues, that more than offset lower fixed voice revenues, and (2) an increase in Personal Mobility revenues, on the back of the strong performance in prepaid recharges and also of data and value added services and against a backdrop of lower MTRs. Oi’s revenues were proportionally consolidated based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group.

Other revenues, including intra-group eliminations, decreased by Euro 72 million (-11.1% y.o.y) to Euro 576 million in 9M13, reflecting the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 72 million). Adjusting for this effect, other revenues would remained broadly flat at Euro 648 million as the higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data services, was offset by a lower contribution from Contax (Euro 6 million), reflecting lower revenues from Brazilian call centre services, and by an increasing level of competition in some markets.

The contribution from fully and proportionally consolidated international assets to consolidated operating revenues stood at 57.2% in 9M13, with Brazil accounting for 52.1%, as compared to 58.5% and 53.4% in 9M12, respectively, a decrease that is explained by the impact of the depreciation of the Brazilian Real against the Euro.

Consolidated Operating Costs (excluding post retirement benefit costs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortisation costs and post retirement benefits decreased by Euro 223 million (-6.8% y.o.y) to Euro 3,032 million in 9M13, as compared to Euro 3,255 million in 9M12, reflecting primarily the impact of foreign currency movements against the Euro (Euro 253 million). Adjusting for this effect, consolidated operating costs would have increased by Euro 31 million (0.9% y.o.y), explained primarily by a higher contribution from Brazilian business (Euro 51 million), mainly due to higher commission expenses and direct costs that reflected increased services rendered and sales, and also higher third party costs related mainly to maintenance and repair expenses in line with customer growth and focus on higher quality.  These effects more than offset lower provisions. The higher contribution from Brazilian business was partially offset by lower contributions from Africatel businesses (Euro 9 million) and from the Portuguese telecommunications business (Euro 27 million). The lower contribution from Portuguese telecommunications business is explained by: (1) lower wages and salaries, reflecting focus on cost control and a decrease in overtime remunerations; (2) lower third party costs and marketing expenses, reflecting PT’s cost cutting efforts, and (3) lower costs of goods sold. These effects more than offset an increase in direct costs reflecting mainly higher programming costs on the back of sustained customer growth and investment in the differentiation of MEO content offering.

Wages and salaries decreased by Euro 68 million (-8.2% y.o.y) to Euro 763 million in 9M13, as compared to Euro 831 million in 9M12, reflecting primarily the impact of foreign currency movements against the Euro (Euro 66 million). Excluding this effect, wages and salaries would have decreased by Euro 1 million (0.2% y.o.y), explained primarily by lower contributions from: (1) the Portuguese telecommunications business (Euro 7 million), reflecting lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in the second quarter of 2013, and (2) Oi (Euro 4 million), benefiting from lower variable remunerations, which more than offset higher fixed remunerations due to the insourcing of some external operations and increased sales channels that together translated into increased staff levels. Wages and salaries accounted for 16.8% of consolidated operating revenues in 9M13.

Direct costs decreased by Euro 58 million (-7.0% y.o.y) to Euro 771 million in 9M13, reflecting primarily the impact of foreign currency movements against the Euro (Euro 62 million). Adjusting for this effect, direct costs would have increased by Euro 4 million (0.5% y.o.y) in 9M13, explained by a higher contribution from Oi (Euro 7 million), reflecting mainly an increase in TU-RL and SMS traffic, partially offset by a reduction in interconnection costs due to lower traffic and the net effect of the cut in the mobile termination rate (MTR). These effects were partially offset by a lower contribution from the Portuguese telecommunications business (Euro 2 million), as a result of lower traffic costs at TMN, explained by the impact of regulatory MTR cuts and the decrease in services rendered, and lower costs associated with the directories business, effects that more than offset an increase in programming costs, on the back of sustained customer growth and investment in the differentiation of the MEO content offering, and higher costs associated with the provision of IT/IS solutions and outsourcing services, as a result of increased weight of these services in revenues. Direct costs accounted for 16.9% of consolidated operating revenues in 9M13.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, decreased by 6.0% y.o.y (Euro 25 million) in 9M13 to Euro 388 million, as compared to Euro 413 million in 9M12. Adjusting for the impact of foreign currency movements against the Euro (Euro 24 million), commercial costs would have decreased by 0.3% y.o.y (Euro 1 million), reflecting a lower contribution from the Portuguese telecommunications business (Euro 8 million), explained by lower costs of goods sold, reflecting lower subsidies and lower average cost of handsets, and lower marketing and publicity expenses, reflecting a strong focus on cost efficiency notwithstanding the launch of the new converged offer M4O. These effects were partially offset by a higher contribution from Oi (Euro 6 million), explained primarily by higher commission expenses that reflect increased commercial activity translated into higher services and sales. Commercial costs accounted for 8.5% of consolidated operating revenues in 9M13.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, decreased by Euro 72 million (-6.1% y.o.y) to Euro 1,110 million in 9M13, as compared to Euro 1,182 million in 9M12, reflecting primarily the impact of foreign currency movements against the Euro (Euro 101 million). Adjusting for this effect, other operating costs would have increased by Euro 29 million (2.5% y.o.y) in 9M13 to Euro 1,211 million, mainly due to a higher contribution from Oi (Euro 42 million), reflecting mainly higher third party costs and maintenance expenses, due to an increase in customer base and focus on higher quality, and despite lower provision expenses. The higher contribution from Oi was partially offset by a lower contribution from the Portuguese telecommunications business (Euro 10 million), reflecting the benefits from PT’s FTTH and 4G-LTE networks and the extensive operational transformation programme, which continue to be visible through improved quality of service and lower cost structure, and notwithstanding the increased maintenance expenses in 1Q13 due to adverse weather conditions in that period.

EBITDA

In 9M13, consolidated EBITDA decreased by Euro 214 million (-12.4% y.o.y) to Euro 1,514 million, as compared to Euro 1,729 million in 9M12, mainly due to: (1) the EBITDA decline in the Portuguese telecommunications businesses (Euro 93 million, -10.2% y.o.y), primarily due to lower revenues (Euro 120 million) as explained above; (2) the impact of the depreciation of the Brazilian Real against the Euro (Euro 87 million), and (3) a lower contribution from Oi on a constant currency basis (Euro 15 million), primarily explained by an increase in commercial costs, external services and lower provision levels in 9M12. Other EBITDA decreased by 19.9% y.o.y (Euro 25 million) to Euro 101 million in 9M13, reflecting the depreciation of the Brazilian Real and other negative currency effects (Euro 19 million). On a constant currency basis, EBITDA from other businesses would have decreased by Euro 6 million, mainly due to lower contributions from other international operations, namely Contax, CVT and Timor Telecom. Additionally, excluding the impact of foreign currency movements against the Euro, consolidated EBITDA would have declined by 6.6% y.o.y in 9M13.

EBITDA by business segment (1)	Euro million

	9M13	9M12	y.o.y
Portugal	822.8	916.0	(10.2)%
Brazil • Oi	590.7	687.0	(14.0)%
Other	100.8	125.8	(19.9)%
EBITDA	1,514.3	1,728.8	(12.4)%
EBITDA margin (%) (2)	33.3	34.7	(1.4	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) EBITDA margin = EBITDA / operating revenues

In 9M13, EBITDA from the Portuguese telecommunications businesses amounted to Euro 823 million (-10.2% y.o.y), equivalent to a 42.8% margin, having improved the quarterly trend when comparing the 3Q13 (-9.1% y.o.y) to 2Q13 (-9.7% y.o.y) and 1Q13 (-11.7% y.o.y). The EBITDA performance is the result of the decline in service revenues (Euro 125 million), which have high operating leverage, and also of lower margin in new services provided by the Enterprise segment. In effect, in a context where service revenues minus direct costs declined by Euro 123 million, EBITDA declined only by Euro 93 million, reflecting a continuous focus on cost cutting and efficiency gains. EBITDA performance in Portugal was also penalised by a continuous decline in the directories business.

In 9M13, Oi’s proportional consolidated EBITDA stood at Euro 591 million (R$ 6,441 million, equivalent to 100%), with an EBITDA margin of 28.8%, compared to Euro 687 million (R$ 6,585 million, equivalent to 100%) in 9M12. The Euro 96 million decrease includes the impact of the depreciation of the Brazilian Real against the

Euro (Euro 81 million). On a constant currency basis, the contribution of Oi to PT’s consolidated EBITDA would have decreased by Euro 15 million over the same period of last year, to Euro 672 million in 9M13, reflecting higher external services, mainly due to increased maintenance expenses that reflect customer growth and focus on improving quality, and also higher commercial costs, namely commission expenses, reflecting increased commercial activity. These effects more than offset the increase in revenues mentioned above.

Fully and proportionally consolidated international assets represented 49.1% of PT’s consolidated EBITDA in 9M13, while the Brazilian businesses accounted for 41.7% of EBITDA in the period, as compared to 50.0% and 42.6% in 9M12, respectively.

Net income

Post retirement benefits costs decreased from Euro 47 million in 9M12 to Euro 37 million in 9M13 due to a lower contribution from the Portuguese telecommunications business (Euro 11 million), which reflects the reduction in the discount rates undertaken at the end of 2012, leading to a lower net interest cost in 9M13. Post retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of the revised version of IAS 19 Employee Benefits. Additional information is available under the section “Other disclosures, changes in accounting policies and estimates”.

Depreciation and amortisation costs amounted to Euro 1,001 million in 9M13, compared to Euro 1,038 million in 9M12. Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 63 million), depreciation and amortisation costs would have increased by 2.6% y.o.y (Euro 27 million) to Euro 1,064 million in 9M13. This increase is explained primarily by a higher contribution from Oi (Euro 53 million, on a constant currency basis) reflecting the amortisation of the 4G-LTE license acquired in June 2012 and also increased investments made in 2013 as compared to 2012, namely in the coverage and capacity of Oi’s 2G and 3G networks, and in the capacity, capillarity and quality of the wireline and broadband networks. The higher depreciation and amortisation costs at Oi were partially offset by lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 28 million), reflecting the decline in capex occurred throughout 2012 against the backdrop of the investments in future proof technologies and networks undertaken in previous years, namely in FTTH and 4G-LTE coverage.

Curtailment costs amounted to Euro 128 million in 9M13 reflecting mainly a redundancy programme of approximately 400 employees implemented in 2Q13.

Net gains on disposals of fixed assets amounted to Euro 18 million in 9M13, as compared to net losses of Euro 2 million in 9M12, reflecting primarily the capital gains recorded by Oi in 3Q13, totalling approximately Euro 16 million, in connection with the disposal of certain real estate properties.

Net other gains amounted to Euro 78 million in 9M13, compared to Euro 9 million in 9M12. In 9M13, this caption includes: (1) a gain resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognised; (2) a gain related to the wireline Concession Agreement, and (3) certain provisions and adjustments recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In 9M12, this caption included a gain related to the net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement net of provisions and adjustments recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

Net interest expenses increased to Euro 426 million in 9M13 as compared to Euro 369 million in 9M12, reflecting primarily: (1) an increase in the average cost of net debt excluding the proportional consolidation of Oi and Contax, from 4.2% in 9M12 to 5.3% in 9M13, mainly as a result of a lower return on cash applications and also an increase in the cost of gross debt from 4.4% in 9M12 to 4.7% in 9M13, and (2) a higher contribution from Oi, Contax and its controlling shareholders, including the impact of the increase in its average net debt, that more than compensated the reduction in the cost of debt in Brazil and the impact of the depreciation of the Brazilian Real against the Euro. The increase in Oi’s net debt is mainly explained by: (1) payments made in April 2012 in connection with Oi’s corporate simplification; (2) the negative free cash flow generated in 2012 and in 2013, also reflecting legal action payments, and (3) the dividends paid in May and August 2012 and in March and April 2013.

Equity in earnings of affiliates amounted to Euro 411 million in 9M13, including a Euro 310 million gain related to the disposal of the investment in CTM. Adjusting for this impact and PT’s share in the earnings of CTM in 9M12 (Euro 20 million), equity in earnings of affiliates would have amounted to Euro 101 million in 9M13, a decrease from Euro 140 million in 9M12, mainly due to changes in corporate tax and currency effects in 2013, as operationally equity investments continue to perform.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, increased from Euro 69 million in 9M12 to Euro 89 million in 9M13, reflecting primarily: (1) higher foreign currency losses (Euro 14 million), mainly due to the impact of the depreciation of the US Dollar against the Euro, and (2) higher net other financial expenses mainly related to financial taxes and certain banking services.

Income taxes amounted to a gain of Euro 5 million in 9M13, as compared to a loss of Euro 115 million in 9M12, due to lower taxable earnings across all businesses, reflecting higher curtailment charges and interest expenses.

Income attributable to non-controlling interests amounted to Euro 40 million in 9M13 and Euro 72 million in 9M12. The reduction of Euro 32 million reflects a lower income attributable to non-controlling interests of: (1) the African businesses (Euro 15 million), mainly due to corporate tax and currency effects, and (2) Oi (Euro 12 million), as a result of the completion of its corporate simplification in March 2012.

Net income amounted to Euro 305 million in 9M13 compared to Euro 186 million in 9M12. This increase is explained primarily by: (1) the gain recorded in connection with the sale of the investment in CTM, and (2) higher non-recurring gains. These effects were partially offset by: (1) lower EBITDA from Portuguese telecommunications business; (2) the curtailment costs reflecting a redundancy programme of approximately 400 employees; (3) higher depreciation and amortisation costs at Oi, reflecting increased capex during the last years, and (4) higher interest expenses at both Portuguese and Brazilian operations.

Capex

Capex amounted to Euro 864 million in 9M13, equivalent to 19.0% of revenues, as compared to Euro 890 million in 9M12. Excluding the impact of the depreciation of the Brazilian Real and of the Namibian Dollar against the Euro (Euro 62 million and Euro 6 million, respectively), capex would have increased by 4.7% y.o.y in 9M13. This increase is explained by a higher contribution from Oi (Euro 77 million on a constant currency basis), reflecting the investments made in 3G coverage and capacity, in the initial rollout of the 4G-LTE network and in IT services, mainly related to system updates and upgrades. Oi’s higher contribution was partially offset by a lower contribution from Portuguese telecommunications businesses (Euro 34 million), which stood at Euro 337 million in 9M13, notwithstanding the investments made during 9M13 in the rollout of the Data Centre in Covilhã, inaugurated on 23 September 2013. Excluding this effect, capex in Portuguese telecommunications businesses would have declined by Euro 70 million to Euro 300 million (-19.0% y.o.y). Capex in the Portuguese telecommunications businesses is expected to be more demand driven, given the recent investments in the modernisation of the networks and in technology, and in 2013 and 2014 should be below Euro 500 million and Euro 400 million, respectively. Capex from other businesses decreased by 9.7% y.o.y to Euro 87 million in 9M13, reflecting mainly the impact of the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 7 million) and also lower capex at CVT and CST, following the investments realised in 2012 in the rollout of the submarine cable.

Capex by business segment	Euro million

	9M13	9M12	y.o.y
Portugal	336.7	370.4	(9.1)%
Brazil Oi	440.1	423.5	3.9%
Other	86.9	96.3	(9.7)%
Total capex	863.7	890.2	(3.0)%
Capex as % of revenues	19.0	17.9	1.1	pp

Cash Flow

In 9M13, operating cash flow stood at Euro 489 million as compared to Euro 617 million in 9M12. This decline in operating cash flow (Euro 127 million) is explained by: (1) a lower EBITDA minus Capex (Euro 188 million), reflecting the Euro 113 million and Euro 59 million declines in the EBITDA minus capex of the Brazilian and Portuguese telecommunications businesses, respectively, and (2) lower provisions and adjustments (Euro 20 million), which represented non-cash items included in EBITDA, mainly related to Oi. The decline in EBITDA minus capex was partially offset by a lower working capital investment (Euro 80 million), reflecting primarily cash inflows from certain non-core transactions undertaken by Oi in 9M13 and a lower capex in 4Q12 when compared to 4Q11 that translated to lower cash payments to supliers in 9M13 when compared to 9M12. Excluding the proportional consolidation of Oi and Contax, operating cash-flow in 9M13 would have amounted to Euro 380 million, as compared to Euro 413 million in 9M12, as a result of lower working capital investments as referred to above, which compensated the lower EBITDA minus capex observed in the period.

Free cash flow	Euro million

	9M13	9M12	y.o.y
EBITDA minus Capex	650.7	838.6	(22.4)%
Non-cash items	74.9	94.4	(20.7)%
Change in working capital	(236.2)	(316.5)	(25.4)%
Operating cash flow	489.4	616.5	(20.6)%
Interests	(349.5)	(339.4)	3.0%
Net reimbursements (contributions) to pension funds (1)	(28.0)	(32.2)	(13.2)%
Paym. to pre-retired, suspended employees and other	(117.3)	(116.3)	0.9%
Income taxes	(87.9)	(132.7)	(33.8)%
Dividends received	26.4	57.4	(54.0)%
Disposal of CTM	335.7	0.0	n.m.
Other cash movements	(203.4)	(317.1)	(35.9)%
Free cash flow	65.5	(263.7)	n.m.

(1) In 9M13 and 9M12, this caption includes payments related to the transferred regulated pension plans to the Portuguese State amounting to Euro 16.0 million and Euro 19.7 million, respectively.

In 9M13, consolidated free cash flow amounted to Euro 65 million, while in 9M12 stood at a negative Euro 264 million, reflecting: (1) the proceeds from the sale of CTM, amounting to Euro 336 million; (2) lower payments regarding legal actions and judicial deposits in Brazil (Euro 108 million), and (3) lower income tax payments (Euro 45 million), both at domestic and foreign operations. These effects were partially offset by a lower operating cash flow (Euro 127 million), as referred to above.

Excluding the proportional consolidation of Oi and Contax, free cash flow in 9M13 would have amounted to Euro 322 million, compared to Euro 183 million in 9M12, reflecting in both periods the strong working capital investments that usually occur in the first quarter regarding capital expenditures incurred during the fourth quarter of the previous year, although benefiting from the sale of CTM in 2Q13. The Euro 138 million improvement reflects the proceeds from the sale of CTM (Euro 336 million) and lower income tax payments (Euro 13 million). These effects were partially offset by: (1) lower dividends received from Oi (Euro 125 million), reflecting the R$ 3 billion dividends paid by Oi in 9M12 (R$ 2 million relating to the year 2011 and R$ 1 billion as an advance over 2012 profits) as compared to R$ 1.0 billion paid in 9M13 (the remaining R$ 1 billion relating to the year 2012), (2) lower operating cash flow (Euro 33 million); (3) lower dividends received from associates (Euro 31 million), namely Unitel in Angola, and (4) higher interest payments (Euro 25 million).

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling holding companies and adjusted for unused tax credits related to payments made to the Portuguese State in connection with the pensions transaction amounted to Euro 4,620 million as at 30 September 2013, stable when compared to Euro 4,609 million as at 30 June 2013, despite the payment of dividends by subsidiaries to other shareholders, negative currency impacts on cash deposits and payments related to the settlement of a contractual obligation that was already booked in 2Q13.

Total consolidated net debt amounted to Euro 7,763 million as at 30 September 2013, as compared to Euro 7,711 million as at 31 December 2012, an increase of Euro 52 million reflecting primarily: (1) the dividends paid by PT to its shareholders (Euro 278 million, adjusted for the effect of the 10% stake owned by Oi in PT and proportionaly consolidated) and by PT’s subsidiaries to non-controlling interests (Euro 52 million), and (2) the agreement reached by Oi in July 2013 for the disposal of its submarine cable operation, following which the related cash position was included under the held for sale balance sheet caption (Euro 26 million). These effects were partially offset by the positive free cash flow generated in the period (Euro 65 million) and the impact of the depreciation of the Brazilian Real against the Euro, which resulted in a net debt decrease by Euro 255 million.

	Euro million
Change in net debt	9M13	9M12
Net debt (initial balance)	7,711.2	6,612.8
Less: free cash flow	65.5	(263.7)
Translation effect on foreign currency debt	(255.5)	(168.4)
Dividends paid by PT	277.9	556.7
Oi’s corporate simplification	0.0	296.1
Acquisition of own shares by Oi	0.0	23.2
Other (1)	95.0	180.3
Net debt (final balance)	7,763.2	7,764.5
Less: Tax effect on unfunded post retirement benefits obligations (2)	188.8	226.1
Adjusted net debt (final balance)	7,574.4	7,538.5
Less: Net debt from Oi and Contax, including holding companies	2,953.9	2,947.9
Adjusted net debt exc. Oi and Contax (final balance)	4,620.4	4,590.5
Change in net debt	52.0	1,151.7
Change in net debt (%)	0.7%	17.4%

(1) This caption includes a payment made in 1Q12 in connection with the 4G-LTE license acquired in Portugal, the dividends paid by PT’s subsidiaries to non-controlling interests and the effect related to the disposal by Oi of its submarine cable operation. (2) This caption corresponds to the unused tax credits on the amounts paid to the Portuguese State in December 2011 and 2012 under the transfer of unfunded pension obligations.

As at 30 September 2013, total consolidated gross debt amounted to Euro 10,691 million, of which 82.8% was medium and long-term and Euro 3,340 million relates to the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding the effect of this proportional consolidation, gross debt would have amounted to Euro 7,350 million, of which 81.0% was medium and long-term, reflecting the 2020 one billion Eurobond issued in 2Q13, and 82.5% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,312 million at the end of September 2013, which includes Euro 771 million of undrawn committed commercial paper lines and facilities.

Excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 5.3% in 9M13, compared to 4.2% in 9M12, reflecting a lower return on cash applications and also a higher cost of gross debt, which stood at 4.7% in 9M13 and 4.4% in 9M12. Excluding Oi and Contax, the cost of gross and net debt in 3Q13 remained stable when compared to 2Q13 and 1Q13. The maturity of PT’s net debt excluding Oi and Contax was 5.7 years as at 30 September 2013, benefiting from the 1 billion 7-year Eurobond issued in May 2013 and the repayment in April 2013 of the 1 billion Eurobond issued in 2009.

Post Retirement Benefit Obligations

As at 30 September 2013, the projected post retirement benefit obligations (PBO) from Portuguese operations related to pension complements and healthcare amounted to Euro 501 million and the market value of assets under management amounted to Euro 379 million, compared to Euro 503 million and Euro 399 million as at 31 December 2012, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 749 million as at 30 September 2013, already including the curtailment costs recorded in 9M13 (Euro 730 million as at 31 December 2012), which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 870 million and after-tax unfunded obligations amounted to Euro 653 million. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 62 million as at 30 September 2013 and Euro 73 million as at 31 December 2012.

	Euro million
Post retirement benefit obligations (1)	30 September 2013	31 December 2012
Pensions obligations	123.3	127.3
Healthcare obligations	377.7	375.4
PBO of pension and healthcare obligations	501.0	502.7
Market value of funds	(379.0)	(399.4)
Unfunded pensions and healthcare obligations	122.0	103.3
Salaries to suspended and pre-retired employees	748.5	730.4
Gross unfunded obligations from Portuguese businesses	870.5	833.7
After-tax unfunded obligations from Portuguese businesses	652.9	625.3
Gross unfunded obligations at Oi	61.6	72.7
Accrued post retirement benefits	932.1	906.5

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Total gross unfunded obligations from Portuguese businesses increased by Euro 37 million to Euro 870 million as at 30 September 2013, reflecting primarily curtailment charges (Euro 128 million), post retirement benefit costs (Euro 16 million) and net actuarial losses recorded in the period (Euro 14 million), which more than offset payments of salaries to suspended and pre-retired employees, amounting to Euro 117 million in 9M13. Unfunded obligations from Oi decreased from Euro 73 million as at 31 December 2012 to Euro 62 million as at 30 September 2013, reflecting a contribution made in January 2013 to cover the deficit position of the BrTPREV pension plan (Euro 9 million) and the impact of the depreciation of the Brazilian Real against the Euro (Euro 8 million), which were partially offset by post retirement benefit costs recorded in the period (Euro 5 million).

	Euro million
Change in gross unfunded obligations (1)	9M13	9M12
Gross unfunded obligations (initial balance)	906.5	973.7
Post retirement benefits costs (PRB) (2)	20.8	30.3
Curtailment cost	128.3	1.9
Net reimbursements (contributions) to pension funds (3)	(11.9)	(12.5)
Salary payments to pre-retired, suspended employees and other	(117.3)	(116.3)
Net actuarial (gains) losses	13.5	(0.9)
Foreign currency translation adjustments	(7.8)	(4.5)
Gross unfunded obligations (final balance)	932.1	871.7

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) In 9M13 and 9M12, this caption excludes the service cost associated with active employees who were entitled to pension benefits related to the regulated pension plans transferred to the Portuguese State amounting to Euro 16.2 million and Euro 16.7 million, respectively. (3) This caption includes primarily contributions to pension funds made by Oi (Euro 8.5 million in 9M13 and Euro 10.4 million in 9M12), minus the net reimbursements obtained from the healthcare plans.

Equity

As at 30 September 2013, shareholders’ equity excluding non-controlling interests amounted to Euro 1,924 million, representing a decrease of Euro 380 million in 9M13, when compared to Euro 2,305 million as at 31 December 2012. This decrease is primarily explained by: (1) negative foreign currency translation adjustments generated in the period (Euro 385 million), which mainly relate to the impact of the depreciation of the Brazilian Real against the Euro; (2) dividends paid to PT’s shareholders in May 2013 (Euro 278 million), and (3) net actuarial losses recorded in the period (Euro 10 million, net of taxes). These effects more than offset the net income generated in the period amounting to Euro 305 million.

Euro million
Change in shareholders’ equity (excluding non-controlling interests) (1)	9M13
Equity before non-controlling interests (initial balance)	2,304.6
Net income	305.0
Net currency translation adjustments	(384.7)
Dividends paid by PT	(277.9)
Net actuarial gains (losses), net of taxes	(10.2)
Other	(12.6)
Equity before non-controlling interests (final balance)	1,924.2
Change in equity before non-controlling interests	(380.4)
Change in equity before non-controlling interests (%)	(16.5)%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Consolidated Statement of Financial Position

Consolidated statement of financial position (1)	Euro million

	30 September	31 December 2012
	2013	restated
Cash and equivalents	2,927.5	3,387.3
Accounts receivable, net	1,946.9	2,012.1
Inventories, net	151.8	141.5
Judicial deposits	1,061.1	1,150.3
Financial investments	528.1	427.7
Intangible assets, net	4,499.1	5,089.5
Tangible assets, net	5,648.2	6,018.9
Accrued post retirement asset	8.2	11.4
Other assets	464.7	559.5
Deferred tax assets and prepaid expenses	1,286.3	1,293.8
Total assets	18,522.0	20,092.0
Accounts payable	933.9	1,263.2
Gross debt	10,690.7	11,098.5
Accrued post retirement liability	940.3	917.9
Other liabilities	2,349.2	2,680.2
Deferred tax liabilities and deferred income	1,174.4	1,266.9
Total liabilities	16,088.5	17,226.7
Equity before non-controlling interests	1,924.2	2,304.6
Non-controlling interests	509.3	560.7
Total shareholders’ equity	2,433.5	2,865.3
Total liabilities and shareholders’ equity	18,522.0	20,092.0

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Total assets decreased to Euro 18.5 billion as at 30 September 2013 compared to Euro 20.1 billion as at 31 December 2012, reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 1.1 billion) and the dividends paid in 2Q13 to PT’s shareholders (Euro 0.28 billion). Total liabilities stood at Euro 16.1 billion as at 30 September 2013 compared to Euro 17.2 billion as at 31 December 2012, reflecting mainly the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.7 billion).

02

Business performance

Portuguese Telecommunications Businesses

In 9M13, the Portuguese telecommunications businesses continued to show stable customer growth, with the fixed retail customers growing by 2.6% y.o.y to 5,137 thousand (net additions reached 85 thousand in 9M13), and mobile customers up by 5.7% y.o.y to 7,807 thousand (209 thousand net additions in 9M13 driven mainly by postpaid, reflecting 313 thousand postpaid net additions), on the back of the success of PT’s offering, namely M4O, which continued gaining momentum, having reached circa 1.3 million RGUs in November 2013.

Portuguese operating data

	9M13	9M12	y.o.y
Fixed retail accesses (‘000)	5,137	5,007	2.6%
PSTN/ISDN	2,564	2,610	(1.7)%
Broadband customers	1,280	1,200	6.7%
Pay-TV customers	1,294	1,198	8.0%
Mobile Customers (‘000)	7,807	7,386	5.7%
Postpaid	2,782	2,463	12.9%
Prepaid	5,025	4,922	2.1%
Net additions (‘000)
Fixed retail accesses	85	212	(59.9)%
PSTN/ISDN	(40)	(38)	(6.4)%
Broadband customers	55	94	(41.6)%
Pay-TV customers	70	156	(54.9)%
Mobile Customers	209	(58)	n.m.
Postpaid	313	86	265.6%
Prepaid	(104)	(144)	27.6%
Data as % of mobile service revenues (%)	36.2	32.1	4.1	pp

Growth of fixed retail customers was underpinned by a solid performance of MEO, PT’s pay-TV service, with pay-TV customers up by 8.0% y.o.y to 1,294 thousand (net additions of 70 thousand in 9M13), confirming the continued success and the attractiveness of MEO in the Portuguese market, even against a backdrop of difficult economic environment and already high penetration of pay-TV. PT’s triple-play customers (voice, broadband and pay-TV) grew by 14.8% y.o.y, having reached 921 thousand in 9M13 (88 thousand net additions in 9M13).

In 9M13, mobile customers benefited from the performance of postpaid customers, which grew by 12.9% y.o.y to 2,782 thousand (313 thousand net additions in 9M13), benefiting from the launch of the convergent offer M4O, which is leading to a prepaid to postpaid migration in mobile customer base. Mobile prepaid customers grew by 2.1% y.o.y in 9M13 to 5,025 thousand, benefiting from the continued success of the new “Moche” tariff plans (+37.0% y.o.y in 9M13 to 1,864 thousand customers with 231 thousand net additions).

Residential

In 9M13, residential retail accesses or retail revenue generating units (RGUs) increased by 2.3% y.o.y, reaching 3,878 thousand, with pay-TV and broadband accesses already accounting for 56.9% of total residential retail accesses as at 30 September 2013. In 9M13, MEO, PT’s pay-TV service reached 1,167 thousand customers (+4.8% y.o.y), which accounted for 32 thousand net additions, while fixed residential broadband reached 1,041 thousand customers with 26 thousand net additions. Unique customers in the residential segment reached

1,854 thousand while triple-play customers stood at 818 thousand (+10.1% y.o.y) and already represented 44.1% of PT’s unique residential customers, extending its leadership in this market. The continued and sustainable growth of triple-play bundles and of pay-TV and fixed broadband in the residential segment has lead to a stable ARPU of Euro 31.8 and to an increase of RGU’s per unique customer from 2.02 in 9M12 to 2.09 in 9M13, despite a lower contribution from other value added services as economic conditions in Portugal, namely available income and consumption, still show declining trends.

Residential operating data

	9M13	9M12	y.o.y
Fixed retail accesses (‘000)	3,878	3,791	2.3%
PSTN/ISDN	1,671	1,683	(0.7)%
Broadband customers	1,041	994	4.7%
Pay-TV customers	1,167	1,114	4.8%
Unique customers	1,854	1,878	(1.3)%
Net additions (‘000)
Fixed retail accesses	37	234	(84.2)%
PSTN/ISDN	(21)	9	n.m.
Broadband customers	26	84	(69.1)%
Pay-TV customers	32	141	(77.3)%
ARPU (Euro)	31.8	31.7	0.4%
Non-voice revenues as % of revenues (%)	65.6	63.1	2.5	pp

MEO’s experience is now convergent. As of 11 January 2013, in line with its strategy for the Residential and Personal segment which focuses on the fixed-mobile and services convergence, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service, including pay-TV, broadband and fixed and mobile voice. M4O offers 120 channels, up to 100 Mbps broadband speed (24 Mbps of broadband speed over ADSL 2+), unlimited calls and two to four mobile SIM cards including unlimited voice and SMS to all wireline and wireless networks, on the back of PT’s 3G and 4G-LTE networks. Recently, M4O was made available also through Satellite, which has allowed PT to expand this convergent offer throughout the entire country. M4O Satellite offers the same package, with the only difference being the channel offering. PT also launched a new package named M3O that allows the customer to choose the same features as M4O Satellite, but without the internet access for a monthly fee that is Euro 15 lower.

MEO’s M4O enables a unique customer experience reflected in the: (1) billing, through a single invoice and value for the entire family, allowing total cost control; (2) self-care, with an integrated online portal for all products and services; (3) CRM, allowing for an integrated customer view, and (4) sales, giving PT’s customers an integrated experience online and at the stores. The M4O offer allows all families to have access to more services and of superior quality for a monthly fee of Euro 79.99, including two mobile SIM cards allowing unlimited voice and SMS to all fixed and mobile networks and 200MB of internet access. Up to two additional SIM cards can be included for monthly fee of Euro 7.5 per each SIM card. In April 2013, PT launched two new Internet packages, with traffic allowances of 200MB (IT Light) for Euro 2.99 per month and 5GB (IT Ultra) for Euro 19.99 per month. At the same time, PT repositioned the existing IT packages offering additional savings of up to 55%: IT Super offers 500MB of traffic for Euro 4.99 per month and IT Super Plus offers 1GB of traffic for Euro 7.99 per month.

During 9M13, PT continued to consolidate MEO’s leadership in terms of innovation, content differentiation and customer experience. In what concerns MEO GO!, the MEO service over the top application that allows access to 60+ channels, video on demand and recordings on smartphones, tablets and PC through WiFi and mobile networks, it is worth highlighting the launch of the new MEO GO! Apps for Android tablets and iPad, for Windows 8 and the renovation of MEO GO! website. MEO continued to innovate and to add new content to its grid through: (1) the launch of CM TV, “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read tabloid in Portugal, “Correio da Manhã”; (2) the launch of the KBS World HD channel, and (3) several promotions on existing content, namely the campaign offering two free monthly fees on Globo Premium. New content was also made available in the Meo Kids. Additionaly, PT continued to focus on the intensification of the partnerships with content providers, focusing on two-way collaborations to improve content quality, and on the renegotiation of existing content deals aiming at adapting further the content cost structure to the macro environment, thus generating savings in content costs. Already in April 2013, MEO launched together with TVI, a leading free-to-air portuguese channel, an interactive channel entirely dedicated to the a programme “Big Brother VIP” enabling access to the Big Brother house for 24 hours a day and to be able to follow all that happens between competitors of the most watched reality show of the world. The “Big Brother VIP” channel stood at fourth place in the April audience ranking. In 3Q13 it launched two new interactive red button applications over linear channels, featuring an application over the most successful TV programmes in Portugal: (1) “X Factor”, developed in partnership with SIC, and (2) “I love it”, a youth TV series, developed in partnership with TVI. Also in 3Q13, leveraging on the fourth edition of Secret Story, the notorious reality show on TVI, MEO launched an exclusive Secret Story channel in late September 2013, following the success of the previous ones, airing live 24h of the Secret Story house, with an interactive application that allowed customers to select the camera from which they wanted to follow contestants in the show and delivered exclusive content.

MEO marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In 3Q13, MEO aired a new campaign, “Mundo MEO”, to strengthen its market position as an innovative brand. This campaign describes MEO’s key diferentiating features: (1) MEO Kanal; (2) MEO Karaoke; (3) PVR-experience; (4) interactive apps, and (5) Music Box. Following this continuous investment in MEO branding, in September 2013, MEO was awarded by Meios e Publicidade, an independent Portuguese specialised magazine, as the brand of the year.

Service revenues in the Residential segment reached Euro 536 million, up by 2.3% y.o.y and continued showing growth on the back of positive net adds, notwithstanding increased competitive aggressiveness, namely by a smaller player, already high pay-TV penetration and the shifting of market share gains coming from market expansion to best value proposition. This performance was achieved on the back of the continued strong performance of MEO triple-play offer, resulting on an increase in RGU’s per unique customer. As a result of the higher penetration of triple-play offers, the weight of non-voice services in Residential service revenues stood at 65.6% (+2.5pp y.o.y) in 9M13 and the weight of flat revenues stood at 89.2% (+2.3pp y.o.y).

Personal

In 9M13, mobile Personal customers, including voice and broadband customers, increased by 7.7% y.o.y, showing a sequential improvement (3Q13: +7.7%; 2Q13: +5.6% y.o.y; 1Q13: +3.2% y.o.y; 4Q12: +1.5% y.o.y; 3Q12: -1.1% y.o.y; 2Q12: -1.1% y.o.y, and 1Q12: -0.9% y.o.y). In 9M13, mobile Personal customers registered 230 thousand net additions (126 thousand net losses in 9M12), underpinned by the solid performance in postpaid (321 thousand net additions in 9M13). This performance is anchored on the strong commercial success of M4O, which is underpinning the transformation of the Portuguese mobile market by introducing convergence, which allows additional differentiation of commercial offers, while at the same time is shifting the focus from prepaid to postpaid. In fact, according to Anacom, PT has gained market share in 2Q13 for the third consecutive quarter, while the market decreased in the last two quarters. The results obtained show a solid and continued growth in fixed and mobile RGUs. As at November 2013, total RGUs associated with M4O amounted to circa 1.3 million and 43% of gross adds are new RGUs to PT. M4O offer is proving to attract new customers as 47% subscribe two SIM cards, 24% three SIM cards and 29% four SIM cards. Net disconnections of prepaid customers stood at 91 thousand in 9M13, improving versus 9M12 (145 thousand net disconnections). This improvement was achieved on the back of the successful commercial performance of the “Moche” tariff plans, following the new positioning implemented in 2012, and also the launch of two new campaigns: (1) in 2Q13 to celebrate the first anniversary of “Moche” tariff plans targeted to under 25 years old, and (2) in 3Q13 a back to school campaign, with a strong presence in high schools and universities.

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customers demand for increasingly higher bandwidth and provide the best quality of service in the market. PT has the best 4G-LTE network coverage reaching 92% of the population and allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV — MEO GO!; music on demand — Music Box; navigation app — TMN Drive, and Cloud PT, which offers 16Gb of cloud storage space for free), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G-LTE, and offering free access to PT’s leading national WiFi network. PT’s WiFi offer includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G and 4G-LTE offload to WiFi whenever the device is within WiFi coverage. As such, WiFi clearly complements 3G and 4G-LTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

In January 2013, TMN’s multi-SIM 4G-LTE service, that allows customers to share the Internet plafond among the smartphone, tablet and PC, was elected product of the year in the mobile tariff plans category. This award is the result of an independent survey carried out amongst consumers in the sector of fast moving consumer goods. In March 2013, following the launch of M4O, TMN repositioned its “Unlimited” tariff plans and launched a commercial campaign aimed at reinforcing the competitiveness of its postpaid tariff plans targeted at heavy mobile consumers that want to use their smartphones without limitations on voice and data services. The new “Unlimited” tariff plans offer unlimited voice and SMS for all national networks, up to 5GB of Internet, unlimited access to PT’s WiFi network, 16GB of storage in Cloud PT and free access to “Musicbox”, PT’s music streaming service. The range of the “Unlimited” tariff plans addresses different profiles of Internet usage: from the “Unlimited S” that sells at Euro 15.9 per month and offers 200MB per month up to the “Unlimited XL” that sells at Euro 69.9 per month and offers 5GB per month. TMN also continued to strengthen its smartphone portfolio, aiming at diversifying operating systems and providing the widest range of handsets to meet customer demand. It is worth highlighting the launch of Blackberry Z10, using the BB10 software, and Huawei Ascend W1, using Windows Phone 8.

Personal operating data

	9M13	9M12	y.o.y
Mobile Customers (‘000)	6,254	5,806	7.7%
Postpaid	1,414	1,082	30.6%
Prepaid	4,840	4,724	2.5%
Net additions (‘000)	230	(126)	282.3%
Postpaid	321	19	n.m.
Prepaid	(91)	(145)	37.2%
MOU (minutes)	97	94	3.3%
ARPU (Euro)	7.6	8.8	(13.1)%
Customer	7.2	8.1	(11.0)%
Interconnection	0.5	0.7	(36.4)%
SARC (Euro)	24.7	28.7	(14.0)%
Data as % of service revenues (%)	35.7	32.9	2.7	pp

In 9M13, customer revenues in the Personal segment declined by 7.2% y.o.y to Euro 395 million, improving the trend in 3Q13 (-5.6% y.o.y) when compared to 2Q13 (-7.4% y.o.y), 1Q13 (-8.6% y.o.y), 4Q12 (-9.1% y.o.y) and 3Q12 (-11.2% y.o.y), despite the challenging economic background reflected on lower available income and consumption. This sequential improvement was achieved on the back of: (1) flat fee customer growth and increased weight of flat fee revenues (37.0%, +7.1pp y.o.y), and (2) increased data revenues explained by increased smartphone penetration and “internetnotelemovel” revenues. The decline in customer revenues reflected: (1) lower and volatile recharges as a result of difficult economic conditions, and (2) price competition and migration to lower tariff plans. Interconnection revenues declined by 33.7% y.o.y to Euro 25 million in 9M13, contributing to a total decline of service revenues of 9.4% y.o.y (-6.7% y.o.y in 3Q13, -10.0% y.o.y in 2Q13, -11.4% y.o.y in 1Q13, -11.9% y.o.y in 4Q12 and -13.2% y.o.y in 3Q12). In effect, MTRs declined throughout 2012 from Euro 3.50 cents to Euro 1.27 cents as from 31 December 2012. ARPU of the personal segment stood at Euro 7.6 (-13.1% y.o.y) and customer ARPU stood at Euro 7.2 (-11.0% y.o.y). The weight of non-voice revenues in service revenues stood at 35.7% in 9M13 (+2.7pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

Enterprise

The Enterprise customer segment (B2B segment) includes mobile and fixed, voice and data and convergent and integrated IT offers provided to large corporate and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity and legacy services by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

In 2Q13, PT has repositioned the M4O offer, available to the small and medium offices, in terms of pricing and adding more TV channels available. This includes the repositioning of IT portfolio, extending the existing tariff plans and creating new ones, in order to have a more comprehensive offer. In 3Q13, PT launched the M3O Fibre, ADSL and Satellite offer, available to the small and medium size businesses, with pay-TV, fixed voice and mobile for the customers that do not want fixed broadband. For the M4O customers, PT has launched a new unlimited option with special conditions for the third and fourth SIM cards, coupled with the existing ones for the first and second SIM cards. In 3Q13 the competitive pressure deteriorated, leading to an even more significant price decline, more visible in mobile voice. Notwithstanding this competitive backdrop and adverse economic conditions, PT is gaining operational momentum in the small and medium size businesses segment with positive net adds across all fixed services. As a result, in 3Q13, the weight of customers that subscribe to at least 1 fixed and 1 mobile product increased by 4.9pp y.o.y, while the weight of customers that subscribe to convergent offers (4P and 5P) increased by 6.9pp y.o.y. This improved performance reflects a solid success of the M4O offer, turning PT the market leader in the small and medium size businesses segment in all services: voice (fixed and mobile), broadband (fixed and mobile) and TV.

In what concerns the corporate segment, PT has simplified its commercial offer of Managed Services, discontinuing certain services and standardising its offer across all areas, WAN, LAN/WAN and voice. For web services SmartCloudPT, PT has made available an upgraded platform service support for Microsoft Exchange Email SmartCloudPT, with increased accommodation capacity and retention periods, as well as improving the functionality of the interface webmail. Additionaly, PT has developed several key initiatives to continue the business transformation in place, such as: (1) reinforcement of its IT / IS / Cloud strategy, with initial partnerships and contracts established with key customers; (2) recognition of the private servers SmartCloudPT offer with the 2013 EuroCloud Portugal award, which reinforces PT’s lead position in IT and cloud markets; (3) enhancement of M2M offer with the launch of Connectivity Managed Services, and (4) offer simplification and streamlining of sales processes of VoIP solutions / Unified Communications. In 3Q13, commercial activity continued to slow down and competitive pressure continued to be aggressive, impacting operational and financial performance.

Operating revenues of the Enterprise customer segment declined by 11.4% y.o.y to Euro 594 million in 9M13, showing a slight sequential improvement, penalised by the economic and pricing environment, namely by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) the large corporate cost reduction initiatives, more visible in certain sectors, such as banking and financial services and pharmacies; (3) the small and medium businesses, which were still showing some resilience in 2012, are now more penalised by the economic and financing context with higher impact on mobile revenues, and (4) intense price competition across the various segments. Notwithstanding the economic environment, PT maintained a solid leadership, both in large corporate and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In 9M13, non-voice services represented 53.3% of Enterprise retail revenues, up by 4.3pp y.o.y.

Enterprise operating data

	9M13	9M12	y.o.y
Fixed retail accesses (‘000)	1,069	1,024	4.4%
PSTN/ISDN	708	738	(4.0)%
Broadband customers	236	203	16.4%
Pay-TV customers	125	82	51.0%
Retail RGU per access	1.51	1.39	8.9%
Mobile Customers (‘000)	1,499	1,516	(1.1)%
Net additions (‘000)
Fixed retail accesses	51	(63)	180.3%
PSTN/ISDN	(17)	(88)	81.2%
Broadband customers	29	10	177.7%
Pay-TV customers	38	14	165.0%
Mobile Customers	(15)	71	(121.0)%
ARPU (Euro)	21.2	23.9	(11.5)%
Non-voice revenues as % of revenues (%)	53.3	49.0	4.3	pp

Consolidated financial performance in Portugal

Portuguese telecommunications businesses financial information	Euro million

	9M13	9M12	y.o.y
Operating revenues	1,920.3	2,040.2	(5.9)%
Residential	541.0	534.0	1.3%
Service revenues	535.8	523.7	2.3%
Sales and other revenues	5.2	10.3	(49.3)%
Personal	486.7	517.2	(5.9)%
Service revenues	420.2	463.6	(9.4)%
Customer revenues	394.8	425.3	(7.2)%
Interconnection revenues	25.4	38.3	(33.7)%
Sales and other	66.6	53.7	24.1%
Enterprise	594.4	670.6	(11.4)%
Wholesale, other and eliminations	298.1	318.3	(6.3)%
Operating costs	1,097.5	1,124.3	(2.4)%
Wages and salaries	176.0	182.6	(3.6)%
Direct costs	339.6	341.6	(0.6)%
Commercial costs	209.2	217.5	(3.8)%
Other operating costs	372.6	382.6	(2.6)%
EBITDA (1)	822.8	916.0	(10.2)%
Post retirement benefits	31.7	43.0	(26.2)%
Depreciation and amortisation	483.0	510.5	(5.4)%
Income from operations (2)	308.1	362.5	(15.0)%
EBITDA margin (3)	42.8%	44.9%	(2.0	)pp
Capex	336.7	370.4	(9.1)%
Capex as % of revenues	17.5%	18.2%	(0.6	)pp
EBITDA minus Capex	486.1	545.5	(10.9)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

In 9M13, revenues from Portuguese telecommunications businesses declined by Euro 120 million (-5.9% y.o.y) to Euro 1,920 million. This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 76 million and Euro 30 million, respectively), as the Enterprise segment is still being penalised by price declines, while the Personal segment is still being pensalised by price competition and declining MTRs. Revenues in the Residential segment were up by 1.3% y.o.y in 9M13, continuing to show growth on the back of positive net adds, notwithstanding already high pay-TV penetration and the shifting of market share gains coming from market expansion to best value proposition. Wholesale, other and eliminations revenues were down to Euro 298 million (-6.3% y.o.y), including a Euro 7 million decline in the directories business (-27.0% y.o.y) reflecting secular trends and against a backdrop of increased popularity of alternative online reference tools.

Albeit revenue performance continued to be impacted by macroeconomic environment, it can be observed a sustained stabilisation in the Residential segment and improved trends in the Personal and Enterprise segments. Private consumption in Portugal decreased by 3.1% in 2Q13, while PT’s consumer segment, which includes Residential and Personal segments, posted customer revenues decreasing by 1.5% in 3Q13, outperforming the market and competitors. This performance was achieved on the back of strong commercial dynamics across all sales channels. In 9M13, revenues in Portugal were also penalised by adverse regulation movements (Euro 40 million), including lower MTRs (Euro 24 million) and roaming (Euro 6 million). Excluding regulation effects, revenues would have decreased by 3.9% y.o.y in 9M13.

In 9M13, operating costs excluding D&A and PRBs declined by 2.4% y.o.y (Euro 27 million) to Euro 1,097 million. Wages and salaries decreased by 3.6% y.o.y to Euro 176 million explained by a lower level of fixed and overtime remunerations, higher efficiency levels in certain internal processes and lower costs related to the restructuring plan implemented in 2Q13. Direct costs were down by 0.6% y.o.y to Euro 340 million in 9M13, reflecting mainly: (1) lower costs associated with data roaming; (2) lower interconnection costs, and (3) lower costs associated with the directories business, and notwithstanding higher programming costs (+4.1% y.o.y in 9M13) on the back of sustained customer growth and investment in the differenciation of the MEO content offering. Despite this investment, programming costs per customer declined by 6.4% y.o.y. Commercial costs decreased by 3.8% y.o.y to Euro 209 million in 9M13, reflecting lower cost of goods sold (-8.7% y.o.y), due to lower subsidies and lower average cost of handsets. This performance of commercial costs was achieved despite the increased push of commercial activities due to the launch and rollout of the new converged offer M4O, which already account with circa 1.3 million RGUs in November 2013. Other operating expenses decreased by 2.6% y.o.y in 9M13 to Euro 373 million, primarily explained by a relentless focus on cost cutting and profitability and also an increase in maintenance productivity due to the implementation of new generation access networks (FTTH). Structural costs benefit from the FTTH and 4G-LTE networks and the extensive operational transformation programme continued to be visible with improved quality of service and lower cost structure.

In 9M13, EBITDA in Portuguese telecommunications businesses stood at Euro 823 million (-10.2% y.o.y) with a margin of 42.8% (-2.0pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 125 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 123 million, while EBITDA declined by Euro 93 million as a result of lower operating expenses that stem from context measures but also from the fact that new technologies are more cost efficient.

Capex from Portuguese telecommunications businesses decreased by 9.1% y.o.y to Euro 337 million in 9M13 and stood at 17.5% of revenues (-0.6pp y.o.y), including the investment in the Data Centre that was inaugurated on 23 September 2013. Excluding this effect, capex in Portuguese telecommunications businesses would have declined by Euro 70 million to Euro 300 million (-19.0% y.o.y), mainly due to lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. In 9M13, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) investments in IT/IS projects, which represented 26% of total capex in 9M13; (2) customer capex, which amounted to Euro 120 million (-13.5% y.o.y), and (3) technology and infrastructure capex (Euro 122 million, -31.1% y.o.y). These past investments have translated into PT’s clear leadership in FTTH and 4G-LTE coverage in Portugal, where PT already covers 1.6 million households with FTTH and 92% of the population with 4G-LTE allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. EBITDA minus capex in 9M13 was down by 10.9% y.o.y to Euro 486 million.

Capex in the Portuguese telecommunications businesses is expected to be more demand driven, given the recent investments in the modernisation of the networks and in technology, and in 2013 and 2014 should be below Euro 500 million and Euro 400 million, respectively.

International Businesses

Oi

In 9M13, Oi’s revenue generating units (RGUs) stood at 74,873 thousand, up by 2.2% y.o.y, including: (1) 18,336 thousand residential RGUs (+0.8% y.o.y); (2) 47.337 thousand personal mobile customers, which grew by 3.9% y.o.y, and (3) 8,542 thousand Corporate and SMEs RGUs, down by 2.7% y.o.y. Against a less buoyant macroeconomic environment and taking into consideration the Company’s focus on financial discipline, since 2Q13 Oi has adopted a more conservative business strategy, adjusting its credit policies and revisiting its sales processes to ensure profitable growth. This change is aimed at improving the quality of the customer base reducing bad debt levels while increasing customer loyalty.

In 9M13, in the residential segment and notwithstanding the focus on customer quality, Oi continued to show a mitigation of fixed line attrition, with fixed lines decreasing by 4.1% y.o.y. Fixed broadband and pay-TV accesses continued to show a steady growth, having increased by 7.3% y.o.y to 5,336 thousand and by 50.5% y.o.y to 909 thousand customers, respectively. This performance continues to confirm the turnaround of the historical wireline trends as the level of disconnections remained under control. During 9M13, Oi continued to implement initiatives focused on cross selling, bundling and retention while offering the products that are most suited for each customer segment. Against this backdrop, the selling effort is now focused on upselling fixed-line customers with broadband and pay-TV and on promoting fixed-mobile convergence. This nationwide strategy is complemented by a local and regional focus, with differentiated campaigns and promotions aimed at improving Oi’s competitiviness in local markets and taking advantage of local growth opportunities. In addition, Oi continues focused on expanding the capillarity and increasing the capacity of its broadband network. As a result of these efforts, the average broadband speed in Oi’s residential customer base stood at 3.7 Mbps in 3Q13, which compares to 3.0 Mbps in 3Q12 (+23% y.o.y), reflecting that 37% (+8pp y.o.y) of Oi’s broadband customers have speeds above 5 Mbps and approximately 17% already have speeds above 10Mbps.

In 9M13, Oi’s pay-TV customer base reached 909 thousand customers (+50.5% y.o.y). The slower sequential growth reflects mainly a more conservative business strategy, as referred to above, aligned with Oi’s commitment to quality sales across all customer segments. The initiatives adopted for the segment include a more restrictive credit policy, changes to the pricing of entry-level packages and changes to the franchise commission policy, conditioning the payment of commissions on timely payments of the initial invoices. Oi’s pay-TV customer base now represents 7.5% of fixed lines (+2.7pp y.o.y), reflecting the continued rollout of an important loyalty and upselling lever in the residential segment. In effect, Oi’s pay-TV offer has entry-level packages with channels in HD at competitive prices, thus improving the penetration potential in Oi’s fixed customer base. In addition, the offer includes pay-per-view channels and premier films, among other features, which are acting increasingly more as ARPU enhancers. In June 2013, the satellite leased by Oi (SES-6) to increase its DTH capacity went into orbit. The SES-6 satellite will not only improve signal quality and coverage, but also increase Oi TV’s capacity, allowing it to strenghten its channel line-up and include new pay-per-view and interactive services. The additional capacity provided by the SES-6 satellite will underpin Oi’s pay-TV stragegy enabling DTH growth over the medium and long term. At the same time, Oi continues to develop the IPTV pilot project through fibre-to-the-home (FTTH) technology, which is available currently in certain neighbourhoods in Rio de Janeiro. The offering comprises ultra-broadband connections of up to 200 Mbps and IPTV plans.

As at 30 September 2013, Oi had 7 million customers subcribing to more than one product, equivalent to 57% of the residential customer base (+5pp y.o.y).

Oi operating data

	9M13	9M12	y.o.y
Residential RGUs (‘000)	18,336	18,189	0.8%
Fixed lines	12,091	12,610	(4.1)%
Fixed broadband	5,336	4,975	7.3%
Pay-TV	909	604	50.5%
Personal Mobility RGUs (‘000)	47,337	45,568	3.9%
Prepaid customers	40,676	39,483	3.0%
Postpaid customers + Oi controle	6,662	6,085	9.5%
Corporate / SMEs RGUs (‘000)	8,542	8,782	(2.7)%
Fixed lines	5,222	5,371	(2.8)%
Broadband	623	581	7.2%
Mobile	2,698	2,830	(4.7)%
Other (‘000)	657	726	(9.5)%
RGUs (‘000)	74,873	73,265	2.2%

In 9M13, Oi’s Residential revenues increased by 4.2% y.o.y to R$ 7,697 million, continuing to show a solid improvement, due to the positive contribution of revenues from broadband and pay-TV services, which more than compensated the traditional pressure in fixed voice. This performance, coupled with a significant reduction in fixed line churn, is explained by Oi’s successful strategy of offering convergent services and initiatives to increase profitability and customer loyalty.

In the Personal Mobility segment, Oi’s mobile customers stood at 47,337 (+3.9% y.o.y) with net additions of 1,033 thousand in 9M13. In 9M13, Oi reached 6,662 thousand postpaid customers in the Personal Mobility segment (+9.5% y.o.y). Postpaid customers represent 14.1% of the Personal Mobility customer base at the end of 9M13 (13.4% in 9M12). The postpaid customer base remained stable in 3Q13 compared to 2Q13 as Oi is becoming more restrictive in its sales and in handset subsidies and is focusing more on the quality of the sales and on reducing churn. These initiatives reflect a less buoyant macro environment and a renewed focus on financial discipline and aim at achieving sustainable growth and monetising the postpaid base. The high and consistent proportion of customer under loyalty programmes is underpinning the ongoing decline of voluntary churn, both in terms of postpaid customers and customers with mobile access through Oi Conta Total.

In 9M13, prepaid customers reached 40,676 thousand (+3.0% y.o.y). Taking into consideration Oi’s focus on financial discipline and cash-flow, the prepaid segment is strategically important due to its intrinsic characteristics, such as: (1) very low relative customer acquisition costs; (2) neither invoice nor collection costs; (3) no bad debt issues, and (4) favourable impact on working capital. Against this backdrop, Oi has implemented, in 3Q13, an active campaign management platform, which was launched as a pilot in 2Q13 and is enabling customised campaigns to prepaid and Oi Controle customers by allowing real-time one-to-one messages to encourage customers to recharge and purchase add-on services based on their profile and context thus making the offers more relevant. Oi is also strenghtening its retail presence and expanding the network of SIM card distribution and recharge sales points, thus providing additional convenience to its customers. As a result, Oi’s prepaid base is currently concentrated in more active customers and the prepaid segment is presenting lower levels of churn in 3Q13, even considering the maintenance of a strict disconnection policy. It is worth highlighting that against this backdrop, in 3Q13 Oi observed a 8.8% y.o.y increase in the gross recharge volume, outperforming the 3% y.o.y increase in the prepaid customer base. The average recharge in 3Q13 registered its highest level since 2010, having grown 6.9% compared to 3Q12. To support this growth, Oi improved the prepaid recharging infrastructure, increasing the capacity from 5,000 to 7,000 transactions per minute. Mobile data consumption on prepaid lines continues to grow consistently in terms of SMS and mobile internet, as a result of add-on packages that complement customer offerings.

In September 2013, Oi launched Oi Galera, a new prepaid tariff plan targeted at youngsters with ages between 18 and 25, underpinning the new strategy of focusing on prepaid and youth segment. This new offer aims at promoting the use of mobile internet services, apps and SMS for customers whose consumption profiles are related to online connectivity and sharing of experience. Oi Galera is a compelling offer that enables voice, data, SMS, music and access to the largest Wi-Fi network in Brazil, at a price of R$ 0.99 per day of use.

In 9M13, Oi’s Personal Mobility revenues stood at R$ 6,901 million, having increased by 3.9% y.o.y, against a backdrop of lower MTRs. Oi’s service (customer) revenues increased by 6.0% y.o.y to R$ 4,871 million, on the back of the strong performance in prepaid recharges and also of data and value added services, explained by the initiatives taken to increase the penetration of data usage in the customer base and the continuous expansion of 3G coverage.  In effect, Oi continued to invest in the coverage of its mobile network. In 9M13, Oi’s 3G coverage reached 879 municipalities, equivalent to 76% of the urban population and representing an increase of 99%, or 437 municipalities, compared to September 2012. This improvement is key to increasing data penetration in the customer base and sustaining consistent revenue growth in the mobile data segment. Additionally, Oi already offers the 4G-LTE data package in the six cities that hosted FIFA’s Confederations Cup (Rio de Janeiro, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza).

Oi’s Corporate / SMEs customers stood at 8,542 thousand in 9M13 (-2.7% y.o.y). This performance reflects the decline in wireline and mobile, namely in the SME segment, partially offset by the increase in broadband and data services, particularly in the Corporate segment. The reduction of the customer base was mainly consequence of Oi’s strategy to focus on profitability, including the more rational use of handset subsidies, as well as the reassessment of sales process in seeking a higher quality customer addition mix.

In 9M13, revenues from the Corporate / SMEs segment increased 0.4% y.o.y to R$ 6,338 million. This performance was due to an increase in corporate contracts, notewithstanding the reduction in the customer base and lower regulated wholesale tariffs.

In 3Q13, Oi launched the second phase of its cloud computing services targeted at the corporate and SME segment. This service reinforces offering of innovative technologies to Oi’s customers under a lease model. The new solutions will operate on Oi and PT’s international data centre network, including the recently inaugurated Covilhã facility, one of the biggest and most efficient in the world. Oi’s strategy is to capture synergies with PT and take advantage of its cloud computing expertise to provide more complete services, seeking solutions that are both scalable and available, as well as to reduce costs.

Oi’s mobile customers stood at 50,035 thousand (+3.4% y.o.y), with net additions of 776 thousand in 9M13 and gross additions of 18.4 million. In 9M13, Oi focused on profitable growth with initiatives for the prepaid and controle segments, such as the continuation of a strict base clean-up policy and targeted direct marketing initiatives, and for the postpaid segment, with a commitment to higher quality of sales.

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	9M13	9M12	y.o.y
Residential	7,697	7,385	4.2%
Personal Mobility	6,901	6,640	3.9%
Services	4,871	4,596	6.0%
Network Usage	1,656	1,750	(5.4)%
Sales of handsets, sim cards and others	374	294	27.2%
Corporate / SMEs	6,338	6,315	0.4%
Other services	277	412	(32.8)%
Pro-forma consolidated net revenues	21,213	20,752	2.2%

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

In 9M13, Oi’s pro-forma consolidated net revenues, as prepared by Oi, increased by 2.2% y.o.y to R$ 21,213 million, underpinned by growth of residential and personal mobility segments. In the later case it should be highlighted the solid and accelerating growth in terms of service (customer) revenues. In 3Q13, for the fifth consecutive quarter, Oi posted annual growth in net revenues (3Q13: +0.8% y.o.y;  2Q13: +2.4% y.o.y; 1Q13: +3.5% y.o.y; 4Q12; +6.2% y.o.y; 3Q12: +1.5% y.o.y, and 2Q12: -2.4% y.o.y). This growth was achieved against a backdrop of lower MTRs and focusing on profitability and protection of Oi’s financial position.

EBITDA, as reported by Oi, stood at R$ 6,087 million, with a margin of 28.7%. EBITDA performance reflected higher operating expenses (+5.1% y.o.y to R$ 15,126 million), as a result of an increase in: (1) personnel costs (+26.2% y.o.y), due to the payment of wage benefits to employees, inflation adjustments of salaries and insourcing of internal network maintenance; (2) provision for bad debts (+67.4% y.o.y), explained by the tightening of the credit requirements for new customers, implemented by Oi in 2Q13, to address the deterioration of the economic backdrop; (3) third-party services (+5.3% y.o.y), due to higher pay-TV content costs, and (4) marketing (+6.5% y.o.y), due to Oi’s sponsorship of FIFA’s Confederations Cup. This performance was also impacted by a non-recurring operating revenue amounting to R$ 173 million in 3Q13, related to the sale of a real state property.  Excluding this non-recurring impact, EBITDA in 3Q13 would have sequentially improved by 9.4% q.o.q, reflecting the early results from Oi’s focus on financial discipline.

Oi pro-forma income statement (1)	R$ million, 100%

	9M13	9M12	y.o.y
Pro-forma consolidated net revenues	21,213	20,752	2.2%
Pro-forma operating costs	15,126	14,395	5.1%
Interconnection	3,061	3,288	(6.9)%
Personnel	1,868	1,480	26.2%
Materials	160	110	45.5%
Cost of goods sold	380	335	13.4%
Third-party services	6,354	6,035	5.3%
Marketing	391	367	6.5%
Rent and insurance	1,534	1,376	11.5%
Provision for bad debts	733	438	67.4%
Other operating expenses (revenue), net	646	965	(33.1)%
Pro-forma EBITDA	6,087	6,357	(4.2)%
EBITDA margin	28.7%	30.6%	(1.9	)pp

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

Other international assets

In 9M13, other international assets, on a pro-forma basis, increased their proportional revenues by 2.0% y.o.y to Euro 305 million, while EBITDA decreased by 0.8% y.o.y to Euro 164 million. This performance is explained by an increasing level of competition in some markets and some negative foreign exchange effects. It is worth highlighting that Unitel and MTC presented a solid operational and financial performance, on a constant currency basis.

Proportional financial information of other international assets (1)	Euro million

	9M13	9M12	y.o.y
Operating revenues	305.0	299.1	2.0%
EBITDA (2)	163.9	165.3	(0.8)%
Depreciation and amortisation	42.3	37.2	13.8%
Income from operations (3)	121.5	128.1	(5.1)%
EBITDA margin (4)	53.7%	55.3%	(1.5	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. Excludes CTM for all periods for comparison purposes. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues

Highlights of main assets in Africa and Asia (9M13) (1)	Million (financials)

			Rev.		EBITDA				EBITDA
	Stake	Customers	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2)	25.00%	9,537	1,584	8.4%	895	5.1%	56.5%	1,203	680
MTC, Namibia (3) (4)	34.00%	2,270	1,551	12.1%	768	15.0%	49.5%	124	61
CVT, Cape Verde (3) (4)	40.00%	451	5,766	(10.8)%	2,780	(12.4)%	48.2%	52	25
CST, S.Tomé & Principe (3)	51.00%	139	222,318	2.1%	57,343	(3.2)%	25.8%	9	2
Timor Telecom, East Timor (3) (5)	44.17%	615	47	(10.0)%	24	(21.2)%	50.3%	36	18

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT. (5) PT increased its stake in Timor Telecom from 41.12% to 44.17% in March 2013.

In 9M13, Unitel’s revenues and EBITDA, in USD, increased by 8.4% y.o.y to USD 1,584 million and by 5.1% y.o.y to USD 895 million, a slower growth profile as a result of lower ARPUs from new customers and still limited wireless broadband penetration.

In 9M13, MTC’s revenues and EBITDA increased by 12.1% y.o.y and by 15.0% y.o.y, reaching NAD 1,551 million and NAD 768 million, respectively. EBITDA margin stood at 49.5%. Data revenues accounted for 23.3% of service revenues, amongst the highest in the African continent, reflecting a solid and sustained performance. In 9M13, MTC focused its marketing efforts and commercial activity on: (1) boosting broadband revenue growth, underpinned by the use of 4G-LTE technology and Netman brand; (2) promoting the upselling of new pricing plans aimed at increasing usage and revenues; (3) selling Smartshare, a convergent internet/mobile service, that combines Netman Home (internet router) with up to 3 smartphones, and (4) marketing Super Aweh, a flat fee pricing plan for high end users. In 3Q13, MTC continued focused on expanding its 4G / LTE network coverage, which already covers the capital and the eight main cities.

In 9M13, CVT’s revenues decreased by 10.8% y.o.y to CVE 5,766 million, while EBITDA decreased by 12.4% y.o.y to CVE 2,780 million. EBITDA margin stood at 48.2%. The performance of CVT’s revenues and EBITDA was impacted by international accounting rule IFRIC12. Excluding this effect, revenues would have decreased by 4.1% y.o.y, while EBITDA would have decreased by 11.1% y.o.y. Revenues and EBITDA were primarily impacted by the adverse evolution of fixed wholesale revenues (-9.0% y.o.y), fixed retail revenues (-8.5% y.o.y) and by a positive one-off effect in 9M12 in other revenues. In 9M13, CVT posted a solid mobile performance, underpinned by the success of the broadband commercial strategy. During 9M13, CVT maintened the focus on its key strategic segments, youth and data, launching several commercial offers, including: (1) Powa Swag Total, new youngsters pricing plan (with monthly and weekly subscription options and voice promotions on days of lower usage), and (2) Zap Net sem limites, the first unlimited pricing plan for broadband bundled with IPTV.

In 9M13, CST’s revenues increased by 2.1% y.o.y. to STD 222,318 million, while EBITDA decreased by 3.2% y.o.y to STD 57,343 million, equivalent to an EBITDA margin of 25.8%. In 9M13, CST launched: (1) a new mobile broadband and fixed services that increased broadband download speed by up to 8x using the new submarine cable capabilities, and (2) several campaigns to stimulate voice usage. In 9M13, CST also developed its mobile and fixed network and strengthened its distribution channels. Penetration of mobile services in São Tomé e Principe now stands at circa 76% (+4.3pp y.o.y).

In 9M13, Timor Telecom’s revenues and EBITDA stood at USD 47 million (-10.0% y.o.y) and USD 24 million (-21.2% y.o.y), respectively, reflecting the repositioning of the commercial offers in a more competitive environment following the entrance of two new competitors in the market. EBITDA margin was 50.3%. As at 30 September 2013, Timor Telecom reached 611 thousand mobile customers. Data revenues accounted for 19.5% of mobile service revenues. In 9M13, Timor Telecom launched several initiatives including: (1) segmented mobile broadband and data offers; (2) new pricing plans with more competitive tariffs for different segments (such as Diak for youth segment and closed user group plans for business segment); (3) several voice and data stimulation campaigns, and (4) improvement of its distribution network, both with the launch of new commercial contact points, as well as with the upgrade of existing ones and the strenghtning of indirect distribution channels.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2013 AND 2012

Euro

			9M12 Restated		3Q12 Restated
	Notes	9M13	(Note 3)	3Q13	(Note 3)
REVENUES
Services rendered		4,284,748,438	4,686,505,503	1,365,476,588	1,526,749,864
Sales		122,235,352	137,268,563	39,673,107	58,993,796
Other revenues		139,754,949	160,145,430	49,176,647	53,479,731
	5	4,546,738,739	4,983,919,496	1,454,326,342	1,639,223,391
COSTS, LOSSES AND (INCOME)
Wages and salaries		763,175,330	831,128,152	246,523,102	264,942,982
Direct costs		770,596,966	828,308,367	235,901,780	267,959,049
Commercial costs		388,436,103	413,404,245	121,561,683	148,624,618
Supplies, external services and other expenses		863,605,510	907,627,426	279,048,017	297,195,274
Indirect taxes		171,682,182	180,218,916	57,856,133	57,546,617
Provisions and adjustments		74,893,816	94,407,308	15,893,334	15,182,075
Depreciation and amortisation	13	1,001,377,059	1,037,685,982	315,929,230	354,249,478
Post retirement benefits costs	6	37,031,206	46,945,981	12,196,503	15,304,550
Curtailment costs	6	128,306,339	1,945,194	89,385	1,086,410
Losses (gains) on disposal of fixed assets, net		(17,857,136)	2,061,635	(16,747,046)	(45,309)
Net other losses (gains)	7	(77,723,021)	(8,860,573)	2,873,202	8,333,120
		4,103,524,354	4,334,872,633	1,271,125,323	1,430,378,864
Income before financial results and taxes	5	443,214,385	649,046,863	183,201,019	208,844,527
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	8	425,611,374	368,620,347	132,970,259	132,662,481
Equity in earnings of associated companies, net	5	(411,424,078)	(160,425,411)	(35,504,383)	(64,836,102)
Net other financial losses	9	89,449,403	68,802,574	47,875,160	21,652,920
		103,636,699	276,997,510	145,341,036	89,479,299
Income before taxes		339,577,686	372,049,353	37,859,983	119,365,228
Income tax losses (gains)	10	(5,492,073)	114,677,447	(853,759)	26,736,990
NET INCOME		345,069,759	257,371,906	38,713,742	92,628,238
Attributable to non-controlling interests		40,024,846	71,672,543	17,670,374	30,035,682
Attributable to equity holders of the parent	11	305,044,913	185,699,363	21,043,368	62,592,556

Earnings per share
Basic	11	0.36	0.22	0.02	0.07
Diluted	11	0.35	0.22	0.02	0.07

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2013 AND 2012

Euro

			9M12 Restated		3Q12 Restated
	Notes	9M13	(Note 3)	3Q13	(Note 3)
Income recognised in the income statement		345,069,759	257,371,906	38,713,742	92,628,238

Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments
Translation of foreign operations (i)		(437,585,483)	(324,913,774)	(200,298,970)	(81,436,765)
Transfers to profit and loss (ii)		(3,129,234)	—	—	—
Hedge accounting of financial instruments
Change in fair value		(4,790,723)	14,233,319	278,561	12,656,761
Transfers to profit and loss		268,531	4,883,297	(12,590)	267,009
Tax effect		2,843,187	(6,176,743)	1,854,995	(4,389,559)
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains (losses)	6	(13,539,460)	936,483	11,319,867	14,431,902
Tax effect		3,384,865	(234,120)	(2,818,652)	(3,607,975)
Other gains (expenses) recognised directly in shareholders’ equity, net (iii)		(8,393,010)	(14,490,067)	1,575,573	(13,006,773)
Total earnings and reserves recognised directly in shareholders’ equity		(460,941,327)	(325,761,605)	(188,101,216)	(75,085,400)
Total income (loss) recognised		(115,871,568)	(68,389,699)	(149,387,474)	17,542,838
Attributable to non-controlling interests		(139,263)	15,928,293	5,494,294	11,971,258
Attributable to equity holders of the parent		(115,732,305)	(84,317,992)	(154,881,768)	5,571,580

(i)           Losses recorded in the nine and three month periods ended 30 September 2013 and 2012 relate mainly to the impact of the depreciation of the Brazilia Real against the Euroon Portugal Telecom’s investments in Oi and Contax.

(ii)        In the nine months period ended 30 September 2013, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in CTM that was reclassified to profit and loss (Note 12.b) upon the completion of the disposal of this investment in June 2013.

(iii)     In the nine month periods ended 30 September 2013 and 2012, this caption includes costs of Euro 5 million and Euro 6 million, respectively, relating to the tax effect on dividends received by Portugal Telecom under equity swap contracts over own shares and dividends received by Oi regarding its investment in Portugal Telecom.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2012 AND 2013

Euro

						Other reserves	Equity
						and	excluding non-	Non-
	Share	Treasury	Legal	Reserve for	Revaluation	accumulated	controlling	controlling	Total
	capital	shares	reserve	treasury shares	reserve	earnings	interests	interests	equity
Balance as at 1 January 2012 (restated)	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,569,843,252	2,840,642,816	914,102,973	3,754,745,789
Dividends (Notes 11 and 15.h)	—	—	—	—	—	(371,937,439)	(371,937,439)	(65,562,557)	(437,499,996)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(12,825,000)	(12,825,000)
Corporate reestructuring at Oi	—	12,060,381	—	—	—	49,235,831	61,296,212	(271,876,616)	(210,580,404)
Portugal Telecom’s shares acquired by Oi (Note 15.i)	—	(23,198,433)	—	—	—	—	(23,198,433)		(23,198,433)
Realization of revaluation reserve	—	—	—	—	(22,386,773)	22,386,773	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(270,017,355)	(270,017,355)	(55,744,250)	(325,761,605)
Income recognized in the income statement (restated)	—	—	—	—	—	185,699,363	185,699,363	71,672,543	257,371,906
Balance as at 30 September 2012 (restated)	26,895,375	(337,520,916)	6,773,139	6,970,320	534,156,821	2,185,210,425	2,422,485,164	579,767,093	3,002,252,257

Euro

						Other reserves	Equity
						and	excluding non-	Non-
	Share	Treasury	Legal	Reserve for	Revaluation	accumulated	controlling	controlling	Total
	capital	shares	reserve	treasury shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2012 (restated)	26,895,375	(337,520,916)	6,773,139	6,970,320	524,724,045	2,076,740,631	2,304,582,594	560,677,750	2,865,260,344
Dividends (Notes 11 and 15.h)	—	—	—	—	—	(277,884,293)	(277,884,293)	(35,385,610)	(313,269,903)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(2,637,901)	(2,637,901)
Corporate reestructuring at Contax (Note 1)	—	—	—	—	—	13,260,000	13,260,000	(13,260,000)	—
Realization of revaluation reserve	—	—	—	—	(23,813,486)	23,813,486	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(420,777,218)	(420,777,218)	(40,164,109)	(460,941,327)
Income recognized in the income statement	—	—	—	—	—	305,044,913	305,044,913	40,024,846	345,069,759
Balance as at 30 September 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	500,910,559	1,720,197,519	1,924,225,996	509,254,976	2,433,480,972

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 SEPTEMBER 2013 AND 31 DECEMBER AND 1 JANUARY 2012

Euro

			31 Dec 2012 Restated	1 Jan 2012 Restated
	Notes	30 Sep 2013	(Note 3)	(Note 3)
ASSETS
Current Assets
Cash and cash equivalents		1,988,885,653	2,507,099,156	4,930,012,396
Short-term investments		938,600,960	880,194,809	738,112,198
Accounts receivable - trade		1,416,616,585	1,518,550,466	1,580,334,752
Accounts receivable - other		499,640,467	470,271,206	332,635,396
Inventories		151,830,220	141,514,547	133,506,967
Taxes receivable		289,037,448	409,174,905	374,500,400
Prepaid expenses		122,924,794	96,759,592	73,584,328
Judicial deposits		119,632,493	199,547,504	229,321,275
Other current assets		5,038,442	3,194,935	41,028,329
Non-current assets held for sale	12	82,153,598	62,634,567	—
Total current assets		5,614,360,660	6,288,941,687	8,433,036,041

Non-Current Assets
Accounts receivable		30,645,250	23,297,811	23,321,001
Taxes receivable		81,252,682	66,971,235	56,406,992
Financial investments		528,142,167	427,688,241	556,329,005
Goodwill		1,299,434,376	1,449,387,000	1,503,189,189
Intangible assets	13	3,199,619,200	3,640,126,087	4,126,609,728
Tangible assets	13	5,648,245,116	6,018,873,354	6,228,622,568
Post retirement benefits	6	8,159,048	11,415,335	13,620,935
Deferred taxes	10	1,148,978,708	1,180,401,963	1,243,593,029
Judicial deposits		941,474,724	950,726,173	854,761,888
Other non-current assets		21,681,293	34,175,455	132,710,054
Total non-current assets		12,907,632,564	13,803,062,654	14,739,164,389
Total assets		18,521,993,224	20,092,004,341	23,172,200,430

LIABILITIES
Current Liabilities
Short-term debt	14	1,842,420,148	1,712,752,887	3,291,558,305
Accounts payable		802,940,626	1,117,189,049	1,244,239,461
Accrued expenses		868,515,278	792,816,394	922,779,134
Deferred income		260,583,947	337,279,573	299,352,137
Taxes payable		339,148,441	445,632,973	411,776,877
Provisions		194,315,225	271,559,380	312,159,078
Other current liabilities		96,718,803	94,223,535	359,660,738
Non-current liabilities held for sale	12	28,442,773	—	—
Total current liabilities		4,433,085,241	4,771,453,791	6,841,525,730

Non-Current Liabilities
Medium and long-term debt	14	8,848,282,737	9,385,752,988	8,989,400,331
Accounts payable		130,995,544	146,054,007	201,956,296
Taxes payable		292,902,486	312,630,917	314,374,825
Provisions		444,508,094	510,340,404	628,849,066
Post retirement benefits	6	940,292,369	917,880,900	987,301,585
Deferred taxes	10	811,650,756	922,009,795	1,052,457,228
Other non-current liabilities		186,795,025	260,621,195	401,589,580
Total non-current liabilities		11,655,427,011	12,455,290,206	12,575,928,911
Total liabilities		16,088,512,252	17,226,743,997	19,417,454,641

SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375	26,895,375
Treasury shares		(337,520,916)	(337,520,916)	(326,382,864)
Legal reserve		6,773,139	6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320	6,970,320
Revaluation reserve		500,910,559	524,724,045	556,543,594
Other reserves and accumulated earnings		1,720,197,519	2,076,740,631	2,569,843,252
Equity excluding non-controlling interests		1,924,225,996	2,304,582,594	2,840,642,816
Non-controlling interests		509,254,976	560,677,750	914,102,973
Total equity		2,433,480,972	2,865,260,344	3,754,745,789
Total liabilities and shareholders’ equity		18,521,993,224	20,092,004,341	23,172,200,430

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2013 AND 2012

Euro

	Notes	9M13	9M12

OPERATING ACTIVITIES
Collections from clients		5,490,728,886	6,310,397,966
Payments to suppliers		(2,282,539,950)	(2,687,179,473)
Payments to employees		(800,897,905)	(820,195,335)
Payments relating to income taxes		(87,905,580)	(133,790,441)
Payments relating to post retirement benefits, net	6	(145,281,282)	(148,514,815)
Payments relating to indirect taxes and other	15.a	(1,081,413,344)	(1,358,960,064)
Cash flows from operating activities (1)		1,092,690,825	1,161,757,838

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	15.b	240,844,041	476,797,569
Financial investments	15.c	336,024,462	2,531,616
Tangible and intangible assets		6,534,702	4,615,740
Interest and related income	15.d	103,103,738	162,918,309
Dividends	15.e	26,446,747	57,379,086
Other investing activities		66,799	1,109,665
		713,020,489	705,351,985
Payments resulting from:
Short-term financial applications	15.b	(327,595,476)	(619,102,852)
Financial investments		(13,383,794)	(106,381)
Tangible and intangible assets		(991,035,934)	(1,166,130,928)
Other investing activities		(18,449,413)	(2,732,846)
		(1,350,464,617)	(1,788,073,007)
Cash flows from investing activities (2)		(637,444,128)	(1,082,721,022)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	15.f	1,614,008,591	3,900,157,485
Subsidies		1,344,043	1,467,753
Other financing activities	15.g	35,606,244	—
		1,650,958,878	3,901,625,238
Payments resulting from:
Loans repaid	15.f	(1,740,530,394)	(4,744,489,108)
Interest and related expenses	15.d	(481,213,257)	(551,057,517)
Dividends	15.h	(329,438,779)	(630,284,446)
Acquisition of treasury shares	15.i	—	(23,198,433)
Other financing activities	15.g	—	(318,101,680)
		(2,551,182,430)	(6,267,131,184)
Cash flows from financing activities (3)		(900,223,552)	(2,365,505,946)

Cash and cash equivalents at the beginning of the period		2,507,099,156	4,930,012,396
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(444,976,855)	(2,286,469,130)
Effect of exchange differences		(73,236,648)	(38,078,075)
Cash and cash equivalents at the end of the period		1,988,885,653	2,605,465,191

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 30 September 2013

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia. These services have not significantly changed during the nine months period ended 30 September 2013, as compared to those reported in Portugal Telecom’s last annual report.

In January 2013, Portugal Telecom launched the first quadruple play offer in Portugal, through the brand name M4O, which includes television, internet and fixed and mobile telephone services.

On 2 April 2013, Contax Participações (“Contax”) concluded a corporate reorganization in connection with its migration to Level 2 Corporate Governance of the São Paulo Stock Exchange. Level 2 is a listing segment for the trading of shares issued by companies that voluntarily adopt specified corporate governance practices and commit to additional information disclosure beyond the minimum levels required by Brazilian law. Under this corporate reorganization, CTX Participações (“CTX”) shareholders, including Portugal Telecom, received a premium in shares of 25% of common shares held at the transaction’s date, and Contax absorbed CTX’s total indebtedness. Portugal Telecom increased its economic interest in Contax from 19.5% to 21.1% as a result of this reorganization. As this restructuring resulted only in an exchange of interests between controlling and non-controlling shareholders, the gain resulting from the increase in Portugal Telecom’s effective interest in Contax, amounting to Euro 13,260,000, was recognized directly in shareholders’ equity, reflecting a decrease in non-controlling interests by the same amount, as disclosed in the Consolidated Statement of Changes in Equity.

On 20 June 2013, following the preliminary agreement reached in January 2013, Portugal Telecom concluded the sale of its 28% stake in Companhia de Telecomunicações de Macau, S.A.R.L. (CTM), to CITIC Telecom International Holdings Limited (CITIC Telecom), for a total amount of USD 443.0 million, equivalent to approximately Euro 335.7 million (Note 12). CITIC Telecom and Portugal Telecom also entered into a strategic alliance agreement for capitalizing on their respective expertise in certain areas of collaboration in the telecom sector and in the identification of ICT investment opportunities in order to create value for their respective shareholders. Pursuant to this strategic alliance agreement, CITIC Telecom will select Portugal Telecom as the CITIC Telecom Group’s strategic ICT service provider.

On 1 October 2013, Portugal Telecom, Oi S.A. (“Oi”), AG Telecom Participações S.A. (“AG Tel”), LF Tel S.A. (“LF Tel”), Bratel Brasil S.A. (“Bratel”), Pasa Participações S.A. (“Pasa”), EDSP 75 Participações S.A. (“EDSP75”) (which together with Telemar Participações S.A. (“Tpart”) are defined as “Oi Holding Companies”), BES and Ongoing signed a memorandum of understanding setting out the basis for a proposed merger of PT, Oi and the Oi Holding Companies into a single Brazilian incorporated listed entity (“CorpCo”). The merger is a natural fulfillment of the industrial alliance established in 2010 creating a leading telecoms operator. As part of the merger, Oi proposes to undertake a cash capital increase of a minimum of R$ 7.0 billion (Euro 2.3 billion), and with a target of R$ 8.0 billion (Euro 2.7 billion) to improve the balance sheet flexibility of CorpCo.

Shareholders of Tpart and an investment vehicle managed by Banco BTG Pactual S.A. (“BTG Pactual”) will subscribe approximately R$ 2.0 billion (Euro 0.7 billion) of the cash capital increase. CorpCo will benefit from enhanced scale and a leading position in Portugal and in Brazil.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 12 November 2013.

2.                  Basis of presentation

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) approved by the European Union.

These consolidated financial statements have been presented in accordance with IAS 34 Interim Financial Reporting (“IAS 34”). These financial statements do not include all the information required by the IFRS and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2012. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

During the nine month periods ended 30 September 2013 and 2012, there were no relevant changes in the consolidation perimeter regarding companies consolidated by the full or proportional consolidation methods.

3.                  Accounting policies, judgments and estimates

Except for the adoption of the revised version of IAS 19 Employee Benefits (“IAS 19”), the accounting policies, judgments and estimates applied in these interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements.

During the nine month periods ended 30 September 2013, the following standards, revised standards or interpretations adopted by the European Union became effective, which had no impact in Portugal Telecom’s consolidated financial statements, except for the adoption of the revised version of IAS 19, as explained further in this note:

•             Amendments to IFRS 1 First Time Adoption of IFRS issued in December 2010

•             Amendments to IAS 12 Income Taxes issued in December 2010

•             Amendments to IAS 1 Presentation of Financial Statements issued in June 2011

•             Amendments to IFRS 7 Financial Instruments: Disclosures issued in December 2011

•             IFRS 13 Fair Value Measurement issued in May 2011

•             Amendments to IAS 19 Employee Benefits issued in June 2011

•             Amendments to IFRS 1 First Time Adoption of IFRS issued in March 2012

The following standards, revised standards or interpretations were issued by the IASB in previous years and have already been adopted by the European Union but its mandatory application date occurs only in subsequent years:

•             Amendments to IAS 27 Consolidated and Separate Financial Statements and to IAS 28 Investments in Associates issued in May 2011

•             IFRS 10 Consolidated Financial Statements issued in May 2011

•             IFRS 11 Joint Arrangements issued in May 2011

•             IFRS 12 Disclosure of Interests in Other Entities issued in May 2011

•             Amendments to IAS 32 Financial Instruments: Presentation issued in December 2011

•             Amendments to IFRS 10 transition guidance of Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities issued in June 2012

The following standards, revised standards or interpretations were issued by the IASB but have not yet been adopted by the European Union, and the mandatory adoption date of which set by the IASB occurs in subsequent years:

•             IFRS 9 Financial Instruments Measurement issued in October 2010

•             Amendments to IFRS 7 Financial Instruments: Disclosures issued in December 2011

•             Amendments to IFRS 10, IFRS 12 and IAS 27 issued in October 2012

•             Amendments to IAS 36 Impairment of Assets issued in May 2013, which clarify that the required disclosures of information on the recoverable amount of impaired assets is applicable only for situations where that recoverable amount is based on fair value less costs of disposal.

•             IFRIC 21 Levies was issued in May 2013 and provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

•             Amendments to IAS 39 Financial Instruments: Recognition and Measurement issued in June 2013, which provide some relief from the requirement to cease hedge accounting when a derivative is required to be novated to a central counterparty or entity acting in a similar capacity, under similar circumstances.

In relation to the adoption of the revised version of IAS 19 Employee Benefits, the main amendments included in this revised standard are as follows:

•             Elimination of an option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’, resulting in a mandatory recognition of actuarial gains and losses in other comprehensive income; this change had no impact on Portugal Telecom’s financial statements since the Company’s accounting policy was already in line with the mandatory approach included in the revised standard;

•             Change in the calculation of the expected return on assets, which is now equal to the discount rates used to compute the present value of the related benefit obligations instead of the expected long-term rate of return of the related plan assets previously used; the impact of this change on Portugal Telecom’s financial statements resulted in a lower expected return on assets (now presented on a net basis as net interest cost) and consequently higher post retirement benefits costs, since the Company’s discount rates were lower than the former 6% expected return on assets;

•             Mandatory immediate recognition of unvested prior year service gains or losses, which previously could be deferred and recognized over the future vesting period; Portugal Telecom had previously recorded prior year service gains related to unvested rights, which following the adoption of this revised standard were reversed as from 1 January 2012;

•             Some additional disclosure requirements that are mandatory only for annual financial statements and therefore had no impact on these interim financial statements.

Consequently, as a result of the adoption of the revised version of IAS 19, the following changes were made to the previously reported Consolidated Statements of Financial Position as at 1 January and 31 December 2012 and to the previously reported Consolidated Income Statement for the nine and three month periods ended 30 September 2012:

Consolidated Statement of Financial Position as at 1 January 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Assets
Deferred taxes	1,247,784,040	(4,191,011)	1,243,593,029
Other assets	21,928,607,401	—	21,928,607,401
Total assets	23,176,391,441	(4,191,011)	23,172,200,430
Liabilities
Post retirement benefits	1,004,065,628	(16,764,043)	987,301,585
Other liabilities	18,430,153,056	—	18,430,153,056
Total liabilities	19,434,218,684	(16,764,043)	19,417,454,641
Equity excluding non-controlling interests	2,828,069,784	12,573,032	2,840,642,816
Non-controlling interests	914,102,973	—	914,102,973
Total shareholders’ equity	3,742,172,757	12,573,032	3,754,745,789
Total liabilities and shareholders’ equity	23,176,391,441	(4,191,011)	23,172,200,430

Consolidated Statement of Financial Position as at 31 December 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Assets
Deferred taxes	1,184,140,639	(3,738,676)	1,180,401,963
Other assets	18,911,602,378	—	18,911,602,378
Total assets	20,095,743,017	(3,738,676)	20,092,004,341
Liabilities
Post retirement benefits	932,835,606	(14,954,706)	917,880,900
Other liabilities	16,308,863,097	—	16,308,863,097
Total liabilities	17,241,698,703	(14,954,706)	17,226,743,997
Equity excluding non-controlling interests	2,293,366,564	11,216,030	2,304,582,594
Non-controlling interests	560,677,750	—	560,677,750
Total shareholders’ equity	2,854,044,314	11,216,030	2,865,260,344
Total liabilities and shareholders’ equity	20,095,743,017	(3,738,676)	20,092,004,341

Consolidated Income Statement for the nine months period ended 30 September 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Total revenues	4,983,919,496	—	4,983,919,496
Costs, losses and (income)
Post retirement benefits costs	42,693,945	4,252,036	46,945,981
Curtailment costs	1,945,194	—	1,945,194
Other operating expenses, net	4,285,981,458	—	4,285,981,458
Income before financial results and taxes	653,298,899	(4,252,036)	649,046,863
Financial results	276,997,510	—	276,997,510
Income taxes	115,740,456	(1,063,009)	114,677,447
Net income	260,560,933	(3,189,027)	257,371,906
Attributable to non-controlling interests	71,672,543	—	71,672,543
Attributable to equity holders of the parent	188,888,390	(3,189,027)	185,699,363
Earnings per share attributable to the equity holders of the parent
Basic	0.22	(0.00)	0.22
Diluted	0.22	(0.00)	0.22

Consolidated Income Statement for the three months period ended 30 September 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Total revenues	1,639,223,391	—	1,639,223,391
Costs, losses and (income)
Post retirement benefits costs	13,887,204	1,417,346	15,304,550
Curtailment costs	1,086,410	—	1,086,410
Other operating expenses, net	1,413,987,904	—	1,413,987,904
Income before financial results and taxes	210,261,873	(1,417,346)	208,844,527
Financial results	89,479,299	—	89,479,299
Income taxes	27,091,327	(354,337)	26,736,990
Net income	93,691,247	(1,063,009)	92,628,238
Attributable to non-controlling interests	30,035,682	—	30,035,682
Attributable to equity holders of the parent	63,655,565	(1,063,009)	62,592,556
Earnings per share attributable to the equity holders of the parent
Basic	0.07	0.00	0.07
Diluted	0.07	0.00	0.07

4.                  Exchange rates

As at 30 September 2013 and 31 December 2012 assets and liabilities denominated in the main foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	9M13	2012
Brazilian real	3.0406	2.7036
US dollar	1.3505	1.3194

During the nine month periods ended 30 September 2013 and 2012, income and cash flow statements of subsidiaries and jointly controlled entities in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	9M13	9M12
Brazilian real	2.7934	2.4555
US dollar	1.3171	1.2808

5.                  Segment reporting

The identification and presentation of the operating segments, which is consistent with the segments presented on the annual financial statements as at 31 December 2012, is as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

In the nine and three month periods ended 30 September 2013 and 2012, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

Euro

	9M13			9M12
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	1,920,253,574	(16,037,294)	1,904,216,280	2,040,243,252	(17,983,953)	2,022,259,299
Telecommunications in Brazil - Oi (ii)	2,050,304,943	(2,311,406)	2,047,993,537	2,295,509,273	(3,329,335)	2,292,179,938
Revenues relating to other businesses (iii)	1,057,367,149	(462,838,227)	594,528,922	1,153,425,093	(483,944,834)	669,480,259
Group consolidated revenues			4,546,738,739			4,983,919,496

Euro

	3Q13			3Q12
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	640,295,269	(5,281,865)	635,013,404	681,788,783	(6,243,221)	675,545,562
Telecommunications in Brazil - Oi (ii)	631,931,056	(746,326)	631,184,730	753,443,309	(1,356,948)	752,086,361
Revenues relating to other businesses (iii)	337,707,347	(149,579,139)	188,128,208	385,314,201	(173,722,733)	211,591,468
Group consolidated revenues			1,454,326,342			1,639,223,391

(i)                           The reduction in standalone revenues from Portuguese telecommunications business in the nine and three month periods ended 30 September 2013 (Euro 120 million and Euro 41 million, respectively), as compared to the same periods of last year, is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 76 million and Euro 26 million, respectively), penalized by competitive dynamics that are impacting pricing environment, namely in mobile services, notwithstanding an improved performance from Corporate in the third quarter of 2013; (2) revenue decline in the Personal customer segment (Euro 30 million and Euro 9 million, respectively), as a result of lower customer revenues that reflect challenging economic conditions and pricing pressure, and lower interconnection revenues, following the regulated tariff declines, which more than offset higher equipment sales; and (3) a reduction in revenues from wholesale and other businesses (Euro 20 million and Euro 8 million, respectively), reflecting lower accesses and capacity revenues and a Euro 7 million decline in the directories business. These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 7 million and Euro 1 million, respectively), mainly related to Pay-TV and broadband revenues, which are underpinned by the solid performance of Meo’s quadruple play offer M4O.

(ii)                        The reduction in standalone revenues from Oi in the nine and three month periods ended 30 September 2013 (Euro 245 million and Euro 122 million, respectively), as compared to the same periods of last year, is primarily explained by the impact of the depreciation of the Brazilian Real against the Euro (Euro 282 million and Euro 133 million, respectively). On a constant currency basis, revenues would have amounted to Euro 2,332 million and Euro 791 million, in the nine and three month periods ended 30 September 2013, respectively, an increase over the same periods last year of Euro 37 million and Euro 12 million, respectively, primarily explained by: (1) higher residential revenues, due to the positive contribution of broadband and pay-TV revenues, that more than offset lower fixed voice revenues; (2) an increase in personal mobility revenues, on the back of the strong performance in prepaid recharges and also of data and value added services and against a backdrop of lower MTRs; and (3) higher sales, reflecting Oi’s strategy to broaden the scope of its presence in the mobile market.

(iii)                     The lower contribution from other businesses to consolidated revenues reflects mainly the impact of the depreciation of the Brazilian Real and the Namibian Dollar against the Euro (Euro 72 million). Adjusting for this effect, other revenues would remained broadly stable at Euro 648 million in the nine month period ended 30 September 2013 as a higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data/internet services was offset by some regulatory impacts among other African operations and by a lower contribution from Contax, reflecting lower revenues from Brazilian call centre services.

In the nine and three month periods ended 30 September 2013 and 2012, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

Euro

	9M13	9M12	3Q13	3Q12
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal (i)	193,189,297	385,235,485	101,117,249	108,235,962
Telecommunications in Brazil - Oi (ii)	167,590,528	238,166,601	72,857,103	86,236,016
Income before financial results and taxes relating to other businesses (iii)	82,434,560	25,644,777	9,226,667	14,372,549
Income before financial results and taxes	443,214,385	649,046,863	183,201,019	208,844,527
Financial gains and (losses):
Net interest expenses (Note 8)	(425,611,374)	(368,620,347)	(132,970,259)	(132,662,481)
Equity in earnings of associated companies, net (iv)	411,424,078	160,425,411	35,504,383	64,836,102
Net other financial losses (Note 9)	(89,449,403)	(68,802,574)	(47,875,160)	(21,652,920)
Income taxes (Note 10)	5,492,073	(114,677,447)	853,759	(26,736,990)
Net income	345,069,759	257,371,906	38,713,742	92,628,238

(i)                           The reduction in income before financial results and taxes of this operating segment in the nine and three month periods ended 30 September 2013 (Euro 192 million and Euro 7 million, respectively), as compared to the same periods of last year, reflects mainly: (1) lower operating revenues (Euro 120 million and 41 Euro million, respectively), as explained above; (2) curtailment costs of Euro 101 million recorded in the second quarter of 2013 reflecting a redundancy programme implemented during that period; and (3) lower net other gains (Euro 33 million in the nine months period ended 30 September 2013), due to a gain recorded in the second quarter of 2012 corresponding to the net compensation for prior years costs supported by Portugal Telecom with the universal service obligation under the Concession Agreement, partially offset by a gain recorded in the first quarter of 2013 related to the Wireline Concession Agreement, as explained in Note 7. These effects were partially offset by a reduction in depreciation and amortization expenses (Euro 28 million and Euro 17 million, respectively), already benefiting from lower investments in recent quarters, and lower post retirement benefits costs (Euro 11 million and Euro 3 million, respectively), explained by the decline in discount rates that resulted in a lower net interest cost.

(ii)                        The reduction in Oi’s income before financial results and taxes in the nine and three month periods ended 30 September 2013 (Euro 71 million and Euro 13 million, respectively), as compared to the same periods of last year, and excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 23 million and Euro 12 million, respectively) is mainly due to (1) higher depreciation and amortization expenses (Euro 53 million and Euro 11 million, respectively), reflecting increased capital expenditures incurred in 2012 as compared to previous years, including the acquisition of the 4G license in June 2012, (2) higher third party expenses (Euro 45 million and Euro 8 million, respectively), including mainly maintenance and repairs and rentals, and (3) higher commercial costs (Euro 6 million in the nine months period ended 30 September 2013), reflecting the improvements in sales and services rendered. These effects more than offset higher net service revenues (Euro 45 million and Euro 8 million, respectively) and lower provisions and adjustments (Euro 12 million in the nine months period ended 30 September 2013).

(iii)                     The increase in this caption reflects primarily a gain recorded in the second quarter of 2013 resulting from the settlement of contractual obligations that had been assumed upon the acquisition of the investment in Oi, as explained in Note 7.

(iv)                    In the nine months period ended 30 September 2013, this caption includes a gain of Euro 310 million related to the completion of the disposal of the investment in CTM (Note 12.b). Adjusting for this effect and Portugal Telecom’s share in the earnings of CTM in 2012, equity in earnings of associated companies would have decreased from Euro 140 million to Euro 101 million in the nine months period ended 30 September 2013, reflecting primarily tax and currency effects in foreign countries, as operationally these businesses continue to perform.

In the nine and three month periods ended 30 September 2013 and 2012, capital expenditures by operating segment and their reconciliation to the consolidated capital expenditures are as follows (Note 13):

Euro

	9M13	9M12	3Q13	3Q12
Telecommunications in Portugal	336,682,121	370,441,555	108,783,858	132,062,590
Telecommunications in Brazil - Oi	440,053,723	423,464,075	130,893,438	205,834,943
Other businesses	86,921,847	96,274,278	27,701,255	30,160,451
	863,657,691	890,179,908	267,378,551	368,057,984

In the nine months period ended 30 September 2013, capital expenditures in the Portuguese telecommunications business amounted to Euro 337 million, a decrease of Euro 34 million over the same period last year, notwithstanding the investments made during 2013 in the rollout of Portugal Telecom’s Data Centre in Covilhã, which was inaugurated in September 2013. The decline in Portuguese telecommunications businesses’ capital expenditures reflects the investments in future proof technologies and networks undertaken in previous years, which are translated into Portugal Telecom’s clear leadership in FTTH and 4G-LTE coverage in Portugal. In the nine months period ended 30 September 2013, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) investments in IT/IS projects, which represented 26% of total capital expenditures; (2) customer capital expenditure, which amounted to Euro 120 million and represented 36% of total capital expenditures, and (3) technology and infrastructure capital expenditure (Euro 122 million, -31.1%). The investments in IT/IS projects were focused on the IT transformation programme aimed at converge, standardise, integrate and simplify business processes and IT, thus enabling a truly convergent customer experience.

On a constant currency basis, excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 61 million), Oi’s capital expenditures would have amounted to Euro 501 million in the nine months period ended 30 September 2013, an increase of Euro 77 million over the same period of last year, reflecting investments in 3G coverage and capacity in the initial roll-out of 4G-LTE network and in the capacity and capillarity of the wireline and broadband networks.

6.                  Post retirement benefits

As at 30 September 2013, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the nine months period ended 30 September 2013 are based on the 31 December 2012 actuarial studies, adjusted only by curtailment costs incurred during that period.

As at 30 September 2013, the projected post retirement benefits obligations from Portuguese operations, which relate to pension complements and healthcare benefits, totalled Euro 501 million and the market value of assets under management amounted to Euro 379 million, as compared to Euro 503 million and Euro 399 million as at 31 December 2012, respectively. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 749 million as at 30 September 2013, as compared to Euro 730 million as at 31 December 2012, which are not subject to any legal funding requirement. These salaries are paid on a monthly basis directly by Portugal Telecom to beneficiaries until retirement age. Consequently, as at 30 September 2013, net benefits obligations from Portuguese operations amounted to Euro 870 million, as compared to Euro 834 million as at 31 December 2012. In addition, Portugal Telecom proportionally consolidated net post retirement benefits obligations of Oi, which amounted to Euro 62 million as at 30 September 2013 and Euro 73 million as at 31 December 2012.

During the nine month periods ended 30 September 2013 and 2012, the movements occurred in post retirement benefits obligations, net of the market value of plan assets, were as follows:

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	complements	Healthcare	suspended		Pension	Healthcare
	benefits	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2012	27,801,205	75,495,635	730,437,447	833,734,287	72,269,136	462,142	72,731,278	906,465,565
Periodic post retirement benefits costs	911,751	4,763,931	9,959,702	15,635,384	5,181,975	29,366	5,211,341	20,846,725
Work force reduction costs	—	2,417,744	124,777,908	127,195,652	—	—	—	127,195,652
Net actuarial losses (gains)	(293,090)	13,832,550	—	13,539,460	—	—	—	13,539,460
Payments, contributions and reimbursements	(1,100,044)	(1,838,169)	(116,667,933)	(119,606,146)	(8,515,506)	—	(8,515,506)	(128,121,652)
Foreign currency translation adjustments	—	—	—	—	(7,738,821)	(53,608)	(7,792,429)	(7,792,429)
Balance as at 30 September 2013	27,319,822	94,671,691	748,507,124	870,498,637	61,196,784	437,900	61,634,684	932,133,321

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	complements	Healthcare	suspended		Pension	Healthcare
	benefits	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2011	23,084,264	106,349,617	782,498,256	911,932,137	61,354,018	394,495	61,748,513	973,680,650
Periodic post retirement benefits costs	1,031,124	6,078,614	19,307,452	26,417,190	3,828,571	29,543	3,858,114	30,275,304
Work force reduction costs	—	—	491,865	491,865	—	—	—	491,865
Net actuarial losses (gains)	(4,467,976)	(31,243,903)	34,775,396	(936,483)	—	—	—	(936,483)
Payments, contributions and reimbursements	(1,944,421)	379,369	(115,424,613)	(116,989,665)	(10,339,852)	(42)	(10,339,894)	(127,329,559)
Foreign currency translation adjustments	—	—	—	—	(4,432,276)	(33,047)	(4,465,323)	(4,465,323)
Balance as at 30 September 2012	17,702,991	81,563,697	721,648,356	820,915,044	50,410,461	390,949	50,801,410	871,716,454

Certain post retirement benefits plans that have a surplus position, for which an asset can be recorded as it is possible to obtain reimbursements for the excess financing of those plans, are presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 30 September 2013 and 31 December 2012, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	30 Sep 2013	31 Dec 2012
Pension plans with a deficit position	96,675,654	111,485,676
Salaries to pre-retired and suspended employees	748,507,124	730,437,447
Healthcare plans with a deficit position	95,109,591	75,957,777
Plans with a deficit position	940,292,369	917,880,900
Pension plans with a surplus position	(8,159,048)	(11,415,335)
	932,133,321	906,465,565

The detail of post retirement benefits costs in the nine and three month periods ended 30 September 2013 and 2012 is as follows:

Euro

	9M13	9M12	3Q13	3Q12
Post retirement benefits costs
Portuguese operations
Periodic service cost	3,168,734	2,641,778	1,056,244	880,593
Net interest cost	12,466,650	23,775,412	4,155,551	7,925,137
	15,635,384	26,417,190	5,211,795	8,805,730
Service cost related to liabilities transferred to the Portuguese State (i)	16,184,481	16,670,677	5,407,939	5,243,814
Sub-total	31,819,865	43,087,867	10,619,734	14,049,544
Oi
Periodic service cost	1,041,995	1,872,267	314,740	602,842
Net interest cost	(3,237,391)	(79,282,049)	(977,943)	(25,527,573)
Effect of the limit on a defined benefit asset (ii)	7,406,737	81,267,896	2,239,972	26,179,737
Sub-total	5,211,341	3,858,114	1,576,769	1,255,006
Total post retirement benefits costs	37,031,206	46,945,981	12,196,503	15,304,550

Work force reduction costs
Curtailment cost (iii)	127,195,652	491,865	16,520	29,908
Termination payments	1,110,687	1,453,329	72,865	1,056,502
Total work force reduction costs	128,306,339	1,945,194	89,385	1,086,410

(i)    This caption relates to a contribution to the Portuguese Social Security System, regarding the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

(ii)   Oi has several plans that present a surplus position for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans; accordingly, and considering the provisions of IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, losses are recognized for those plans for which an asset cannot be recognized.

(iii)  The cost recorded in the nine months period ended 30 September 2013 corresponds to a redundancy programme implemented in the second quarter of 2013 covering approximately 400 employees.

The detail of net actuarial gains (losses) recorded in the Consolidated Statement of Comprehensive Income in the nine and three month periods ended 30 September 2013 and 2012, which relate to Portuguese operations, is as follows:

Euro

	9M13	9M12	3Q13	3Q12
Differences between actual data and actuarial assumptions (i)	(13,539,460)	35,711,879	11,319,867	14,431,902
Changes in actuarial assumptions (ii)	—	(34,775,396)	—	—
	(13,539,460)	936,483	11,319,867	14,431,902

(i)    These net actuarial gains and losses recorded in the nine and three month periods ended 30 September 2013 and 2012 relate to the difference between actual return on plan assets and the expected return on plan assets computed based on the discount rates for the related obligations. In the nine month periods ended 30 September 2013 and 2012, the actual return on plan assets was -0.5% and +8.5%, respectively, as compared to the average discount rates used to compute the expected return on assets, which stood at approximately +2.8% and +3.6%, respectively.

(ii)   In the nine months period ended 30 September 2012, this caption corresponds to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher salaries payable to pre-retired and suspended employees up to retirement age.

Net cash out flows relating to post retirement benefits in the nine month periods ended 30 September 2013 and 2012 are as follows:

Euro

	9M13	9M12
Payments of salaries to pre-retired and suspended employees	116,667,933	115,424,613
Contributions to the pension funds (i)	8,994,311	11,439,890
Reimbursements related to healthcare expenses	1,838,169	(379,327)
Payments of pension complements benefits	621,239	844,383
	128,121,652	127,329,559
Service cost related to liabilities transferred to the Portuguese State (ii)	16,048,943	19,731,927
Termination payments	1,110,687	1,453,329
	145,281,282	148,514,815

(i)             This caption includes primarily contributions related to the pension plans from Oi amounting to Euro 8.5 million and Euro 10.4 million, respectively.

(ii)   This caption corresponds to the contribution paid by Portugal Telecom to the Portuguese Social Security System, relating to the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

7.                  Net other gains

Net other gains amounted to Euro 78 million and Euro 9 million in the nine month periods ended 30 September 2013 and 2012, respectively. In the nine months period ended 30 September 2013, this caption includes (1) a gain resulting from the settlement of contractual obligations related with the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognized, (2) a gain related with the wireline Concession Agreement, and (3) provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In the nine months period ended 30 September 2012, this caption includes a gain related to the net compensation for prior years costs supported by Portugal Telecom with the universal service obligation under the Concession Agreement, net of provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

8.                  Net interest expenses

In the nine and three month periods ended 30 September 2013 and 2012, this caption consists of (Note 5):

Euro

	9M13	9M12	3Q13	3Q12
Interest expense
Related to loans obtained and financial instruments	513,848,128	555,212,574	161,655,600	176,859,490
Other	4,651,815	2,971,012	2,228,879	(420,813)
Interest income
Related to cash, short-term investments and financial instruments	(89,973,922)	(186,642,693)	(30,101,290)	(42,707,537)
Other	(2,914,647)	(2,920,546)	(812,930)	(1,068,659)
	425,611,374	368,620,347	132,970,259	132,662,481

The increase in net interest expenses reflects primarily (1) an increase in the average cost of net debt from Portuguese operations, from 4.2% in the nine months period ended 30 September 2012 to 5.3% in the nine months period ended 30 September 2013, mainly due to a lower return on cash applications and also as a result of an increase in the average cost of gross debt, and (2) a higher contribution from Oi, Contax and its controlling shareholders (Euro 15 million), reflecting the impact of the increase in its average net debt, partially offset by the reduction in the cost of debt in Brazil and the effect of the depreciation of the Brazilian Real against the Euro (Euro 32 million). The increase in Oi’s average net debt is primarily explained by payments made in April 2012 in connection with Oi’s corporate simplification, the negative free cash flow generated in 2012 and during the nine months period ended 30 September 2013, reflecting mainly legal action payments, and the dividends paid throughout 2012 and 2013.

9.                 Net other financial losses

In the nine and three month periods ended 30 September 2013 and 2012, this caption consists of (Note 5):

Euro

	9M13	9M12	3Q13	3Q12
Bank commissions and expenses	51,666,014	47,812,662	18,164,935	11,646,473
Net losses (gains) on derivatives	1,241,767	3,844,925	1,194,362	(173,119)
Net foreign currency exchange losses (gains)	11,189,711	(3,114,428)	15,730,424	3,656,103
Other	25,351,911	20,259,415	12,785,439	6,523,463
	89,449,403	68,802,574	47,875,160	21,652,920

The increase in net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, reflects primarily: (1) higher foreign currency losses (Euro 14 million), explained mainly by the impact of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars, and (2) higher net other financial expenses related mainly to financial taxes and certain banking services.

10.           Income taxes

In 2013, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million (Euro 10.0 million in 2012) and at the rate of 5.0% on taxable income in excess of Euro 7.5 million (Euro 10.0 million in 2012), resulting in a maximum aggregate tax rate of approximately 31.5%.

Companies located in Brazil, namely Oi and Contax that are proportionally consolidated, are subject to income taxes at a nominal rate of 34%.

In the nine and three month periods ended 30 September 2013 and 2012, the reconciliation between the nominal and the effective income tax is as follows:

Euro

	9M13	9M12	3Q13	3Q12
Income before taxes	339,577,686	372,049,353	37,859,983	119,365,228
Statutory tax rate	31.5%	31.5%	31.5%	31.5%
	106,966,971	117,195,546	11,925,895	37,600,046
Difference in tax rates (i)	(2,118,783)	(20,420,422)	(3,920,697)	(5,899,743)
Tax incentives obtained by Oi	(4,431,134)	(17,377,523)	238,280	(5,077,597)
Permanent differences (ii)	(96,418,061)	24,580,985	(429,247)	(2,372,964)
Provisions for income tax contingencies	8,325,474	18,704,109	(7,258,201)	47,047
Adjustments to the income taxes of previous years	(17,816,540)	(8,005,248)	(1,409,789)	2,440,201
	(5,492,073)	114,677,447	(853,759)	26,736,990
Income tax
Income tax-current	73,226,606	176,040,296	8,663,415	59,829,280
Deferred taxes	(78,718,679)	(61,362,849)	(9,517,174)	(33,092,290)
	(5,492,073)	114,677,447	(853,759)	26,736,990

(i)    This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations.

(ii)   The change in this caption reflects primarily the impact of higher non-taxable gains recorded in the second quarter of 2013, including mainly the gain recorded upon the disposal of the investment in CTM (Note 12) and the gain resulting from the settlement of contractual obligations assumed under the acquisition of Oi (Note 7).

The reduction in income taxes, from a cost of Euro 115 million in the nine months period ended 30 September 2012 to a gain of Euro 5 million in the nine months period ended 30 September 2013, is primarily explained by lower income from operations across all business, higher curtailment charges and increased interest expenses. The higher income before income taxes in the nine months period ended 30 September 2013 reflects primarily the non-taxable gains recorded in the second quarter of 2013, as refered to in the table above, more than offsetting the previously mentioned effects contributing to lower income taxes.

Deferred tax assets recorded in the Consolidated Statement of Financial Position amounted to Euro 1,149 million as at 30 September 2013 and Euro 1,180 million as at 31 December 2012, reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 71 million), which more than offset tax losses recognized in the period by Oi. The decrease in deferred tax liabilities recorded in the Consolidated Statement of Financial Position, from Euro 922 million as at 31 December 2012 to Euro 812 million as at 30 September 2013, reflects mainly the impact of the depreciation of the Brazilian Real against the Euro (Euro 75 million) and the recognition in earnings of the tax effect of fair value adjustments recorded in connection with purchase price allocations related to the acquisition by Portugal Telecom of the investments in Oi and Contax, completed in March 2011, and to other business combinations occurred in previous years at the Oi Group.

11.           Earnings per share and dividends

Earnings per share in the nine and three month periods ended 30 September 2013 and 2012 were computed as follows:

Euro

		9M13	9M12	3Q13	3Q12
Net income attributable to equity holders of the parent	(1)	305,044,913	185,699,363	21,043,368	62,592,556
Financial costs related to exchangeable bonds (net of tax)	(2)	23,070,181	22,798,757	7,713,367	7,925,124
Net income considered in the computation of the diluted earnings per share	(3)	328,115,094	208,498,120	28,756,735	70,517,680
Weighted average common shares outstanding in the period (i)	(4)	855,028,595	856,659,594	855,028,595	855,028,595
Effect of the exchangeable bonds (ii)		84,175,084	82,472,694	84,175,084	84,175,084
	(5)	939,203,679	939,132,288	939,203,679	939,203,679
Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	0.36	0.22	0.02	0.07
Diluted	(3)/(5)	0.35	0.22	0.02	0.07

(i)    Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, and (2) Portugal Telecom’s stake in its own shares that were acquired by Oi in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi.

(ii)   The change in this caption relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in May 2012.

On 27 April 2012, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 65 cents per share, of which 21.5 cents per share were paid on 4 January 2012 as an advance over 2011 profits, amounting to Euro 184,799,868, and the remaining 43.5 cents per share were paid on 25 May 2012, amounting to Euro 371,937,439, totalling Euro 556,737,707 paid in the nine months period ended 30 September 2012 (Note 15.h).

On 19 April 2013, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 32.5 cents per share, which was paid on 17 May 2013, amounting to Euro 277,884,293 million (Note 15.h).

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s issued shares adjusted by treasury shares recognized in the Consolidated Statement of Financial Position, which include 20,640,000 shares held through equity swaps and Portugal Telecom’s economic interest in its own shares that were acquired by Oi throughout 2011 and 2012.

12.           Non-current assets and liabilities held for sale

The composition of non-current assets and liabilities held for sale as at 30 September 2013 and 31 December 2012 is as follows:

Euro

	30 Sep 2013	31 Dec 2012
Non-current assets held for sale
Assets related to Oi’s submarine cables business	72,258,598	—
Real estate held by Oi	5,126,773	10,693,599
Equity investment in Sportinveste Multimedia	4,768,227	4,622,069
Equity investment in CTM	—	47,318,899
	82,153,598	62,634,567
Non-current liabilities held for sale
Liabilities related to Oi’s submarine cables business	28,442,773	—
	28,442,773	—

These assets are recorded at their carrying amounts which are lower than their fair values less costs to sell.

a)        BrT CS (submarine cables business)

On 15 July 2013, Oi entered into a contract with BTG Pactual YS Empreendimentos e Participações S.A. under which it agreed to sell its interest in the subsidiary BrT Cabos Submarinos (BrT CS) for a total amount of R$ 1,745 million (approximately Euro 147 million on a proportional basis), subject to certain contractual adjustments. BrT CS fully owns GlobeNet group, which renders integrated data services through a 22,500 kms system of optical fiber submarine cables with connection points in the United States, Bermuda Islands, Venezuela and Brazil. This transaction involves also the supply of capacity by GlobeNet to Oi under a fixed-price long-term contract with volume and capacity guarantees. This transaction is subject to fulfillment of certain conditions provided in the contract, including the necessary approval from regulators and antitrust authorities in the various jurisdictions in which GlobeNet operates. In accordance with IFRS 5, the Company classified as held for sale the group of assets and liabilities directly associated with this business, as follows:

Euro million

30 Sep 2013
Tangible and intangible assets (Note 13)	30
Cash and cash equivalents	23
Accounts receivable	3
Other	16
Total assets	72
Accounts payable	20
Other	8
Total liabilities	28
Net assets	44

b)        CTM

On 13 January 2013, Portugal Telecom entered into a definitive agreement for the sale of its 28% equity stake held in CTM to CITIC Telecom and as such this investment was classified as a non-current asset held for sale as at 31 December 2012. Upon the closing of this transaction on 20 June 2013, Portugal Telecom received a total amount of Euro 335.7 million (Notes 1 and 15.c) and recognized a gain of Euro 310.3 million (Note 5), which includes: (1) a capital gain of Euro 313.4 million correponding to the difference between the proceeds obtained from this transation and the carrying value of this investment as at 31 December 2012 net of dividends received during the first quarter of 2013, amounting to Euro 25.2 million (Note 15.e), and a loss of Euro 3.1 million corresponding to the cumulative amount of negative foreign currency translation adjustments relating to this investment that was reclassified to profit and loss upon the completion of the sale.

13.    Tangible and intangible assets

As at 30 September 2013 and 31 December 2012, the balances of tangible and intangible assets were as follows:

Euro

	30 Sep 2013	31 Dec 2012
Tangible assets	5,648,245,116	6,018,873,354
Intangible assets
Licenses and other rights	3,096,502,074	3,540,432,361
Other intangible assets	103,117,126	99,693,726
	3,199,619,200	3,640,126,087
	8,847,864,316	9,658,999,441

The change in the carrying amount of tangible and intangible assets during the nine month periods ended 30 September 2013 is primarily explained by:

•      Depreciation and amortization costs of Euro 1,001 million;

•      Capital expenditures amounting to Euro 864 million (Note 5);

•      Negative foreign currency translation adjustments amounting to Euro 611 million, which mainly relate to the impact of the depreciation of the Brazilian Real against the Euro; and

•      Tangible and intangible assets from Oi’s submarine cables business (Euro 30 million), which were classified as held for sale as at 30 September 2013, as explained in Note 12.

During the nine and three month periods ended 30 September 2013 and 2012, depreciation and amortization costs and capital expenditures were as follows:

Euro

	9M13	9M12	3Q13	3Q12
Depreciation and amortization costs
Tangible assets	664,659,696	723,713,854	212,200,323	243,474,711
Intangible assets	336,717,363	313,972,128	103,728,907	110,774,767
	1,001,377,059	1,037,685,982	315,929,230	354,249,478
Capital expenditures (Note 5)
Tangible assets	794,438,036	833,058,930	246,895,250	353,153,982
Intangible assets	69,219,655	57,120,978	20,483,301	14,904,002
	863,657,691	890,179,908	267,378,551	368,057,984

Depreciation and amortization costs amounted to Euro 1,001 million in the nine months period ended 30 September 2013, as compared to Euro 1,038 million in the same period of last year. Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 63 million), depreciation and amortisation costs would have increased by 2.6% (Euro 27 million) in the nine months period ended 30 September 2013 to Euro 1,064 million. This increase is explained primarily by a higher contribution from Oi (Euro 53 million), reflecting the amortization of the 4G-LTE license acquired in June 2012 and also increased investments made in 2013 as compared to 2012, namely in the coverage and capacity of Oi’s 2G and 3G networks and in the capacity, capillarity and quality of the wireline and broadband networks. The higher depreciation and amortisation costs at Oi were partially offset by lower depreciation and amortisation expenses in the Portuguese telecommunications businesses (Euro 28 million), reflecting the decline in capital expenditures incurred in 2012 following the investments in future proof technologies and new generation networks undertaken in previous years, namely in FTTH and 4G-LTE coverage.

As at 30 September 2013, excluding the impact of the proportional consolidation of Oi and Contax, the Group assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 100 million and Euro 24 million, respectively.

14.    Debt

As at 30 September 2013 and 31 December 2012, Portugal Telecom’s gross debt amounted respectively to Euro 10,690,702,885 and Euro 11,098,505,875, as follows:

Euro

	30 Sep 2013		31 Dec 2012
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	740,447,943	—	—	732,944,410
Bonds	192,982,762	6,598,941,558	1,079,735,369	5,800,296,695
Bank loans
External loans	280,562,855	2,003,277,773	337,093,482	2,548,878,805
Domestic loans	22,634	179,051,526	2,753,090	108,765,906
Liability related to equity swaps on treasury shares	73,210,081	—	73,210,081	—
Commercial paper	454,000,000	—	175,750,000	—
Leasings	24,782,519	29,356,704	24,286,305	23,968,784
Derivative financial instruments	48,007,608	(105,171,852)	(31,333,877)	(7,657,476)
Other financings	28,403,746	142,827,028	51,258,437	178,555,864
	1,842,420,148	8,848,282,737	1,712,752,887	9,385,752,988

During the nine months period ended 30 September 2013, gross debt decreased by Euro 408 million reflecting primarily:

•      A reduction in gross debt from Brazilian operations, amounting to Euro 383 million, mainly due to the impact of the depreciation of the Brazilian Real against the Euro (Euro 416 million), since on a constant exchange rate basis, Oi’s gross debt would have decreased by Euro 33 million as a result of several repayments made during the nine months period ended 30 September 2013, in line with repayment terms disclosed in the last annual report, including the repayment of the debentures issued in March 2006, amounting to R$ 540 million (Euro 51 million on a proportional basis), partially offset by the  debentures issued by Oi in March 2013, amounting to R$1,500 million (Euro 142 million on a proportional basis) and maturing in 2019.

•      A reduction of Euro 25 million excluding Brazilian operations, reflecting (1) the repayment of the 1 billion Eurobond issued in April 2009, the outstanding consolidated liability of which amounted to Euro 934 million at maturity, (2) the decrease in the outstanding amount due under Portugal Telecom’s standby credit facilities entered into in previous years (Euro 350 million), (3) the repayment of the Euro 50 million floating rate notes issued in August 2008 and (4) the repayment of loans obtained from the European Investment Bank, amounting Euro 26 million. These effects were partially offset by (1) the increase in the amounts due under Portugal Telecom’s commercial paper programmes (Euro 278 million), (2) a 1 billion Eurobond issued on 10 May 2013, which matures in 2020 and bears interest at a fixed rate of 4.625%, and (3) a Euro 70 million loan obtained in May 2013 and maturing in 2017.

Except for the above mentioned, during the nine months period ended 30 September 2013, Portugal Telecom (a) did not issue any new bonds or exchangeable bonds, (b) has not repaid any bonds outstanding as at 31 December 2012 and (c) did not obtain any other significant new facilities or issued relevant amounts of notes. Additionally, the repayments of debt were made in line with repayment terms disclosed in the last annual report.

Excluding the impact of the proportional consolidation of Oi, Contax and its controlling shareholders, the undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities plus the amount of available cash, totalled Euro 3,312 million.

On 11 February 2013, Standard & Poors reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BB+ to BB, with negative outlook, and maintaining the short-term rating at B.

On 15 August 2013, Fitch reviewed the credit rating attributed to Portugal Telecom and the ratings of its fully owned subsidiary PT Finance, downgrading the long-term rating from BBB to BBB-. The outlook remains negative.

15.    Statement of cash flows

(a)   Payments relating to indirect taxes and other - This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal and ICMS in Brazil. The decrease of Euro 278 million in this caption reflects primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 123 million) and a total amount of approximately Euro 100 million received by Oi  in connection with the transfer of the right to operate the towers from its fixed network infrastructure.

(b)   Short-term financial applications - These captions include basically cash payments related to new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro Euro 86,571,435 and 142,305,283 in the nine month periods ended 30 September 2013 and 2012, respectively.

(c)   Cash receipts resulting from financial investments — In the nine months period ended 30 September 2013, this caption includes basically the proceeds obtained from the disposal of the investment in CTM, amounting to Euro 335.7 million (Note 12).

(d)   Cash receipts (payments) resulting from interest and related income (expenses) —  In the nine month periods ended 30 September 2013 and 2012, cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 378,109,519 and Euro 388,139,208, respectively. This decrease is primarily explained by the impact of the depreciation of the Brazilian Real against the Euro (Euro 21 million). On a constant currency basis, cash payments resulting from interest and related income and expenses would have increased mainly due to higher contributions from both Portuguese operations and Oi, which reflect the increase in cost of debt in Portugal and the increase in the average net debt at Brazil, as explained in Note 8.

(e)   Cash receipts resulting from dividends — During the nine month periods ended 30 September 2013 and 2012, the composition of this caption is as follows:

Euro

	9M13	9M12
CTM (Note 12)	25,228,274	24,503,286
Unitel	—	31,550,246
Other	1,218,473	1,325,554
	26,446,747	57,379,086

(f)    Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the nine months period ended 30 September 2013, cash payments from loans repaid, net of cash receipts resulting from loans obtained, amounted to Euro 126,521,803, reflecting several effects that offset each other, as disclosed in Note 14, including mainly the 1 billion Eurobond issued in May 2013 and the 2009 Eurobond repaid in April 2013 for an amount of Euro 936 million.

In the nine months period ended 30 September 2012, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 844,331,623, reflecting primarily (1) the repayment of the Eurobond amounting to Euro 1,300 million issued by PT Finance in March 2005, (2) the repayment of debentures amounting to R$ 1,500 million issued by TNL in May 2011 (Euro 156 million proportionally consolidated), and (3) the repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule. These effects were partially offset by the Euro 400 million Bond issued by Portugal Telecom in July 2012 and by senior notes (US$ 1,500 million) and debentures (R$ 2,000 million) issued by Oi, S.A., corresponding to Euro 479 million proportionally consolidated in Portugal Telecom’s Statement of Cash Flows.

(g)   Cash receipts (payments)  resulting from other financing activities — These captions include primarily (1) the settlement of cross currency derivatives by Oi (net cash receipts of Euro 36 million and net cash payments of Euro 9 million in the nine month periods ended 30 September 2013 and 2012, respectively), (2) payments to non-controlling interests of Africatel related to a share capital reduction undertaken by this company in the first half of 2012 (Euro 13 million) and (3) a total amount of Euro 293 million paid by Oi in April 2012 in connection with the completion of the Corporate Reorganization of the Oi Group, including the consideration of R$2,000 million paid in relation to the exercise of withdrawal rights and the amount of R$ 762 million paid to the former non-controlling shareholders of Brasil Telecom in relation to the distribution of redeemable shares.

(h)   Dividends paid — In the nine month periods ended 30 September 2013 and 2012, the composition of this caption is as follows:

Euro

	9M13	9M12
Portugal Telecom (Note 11)	277,884,293	556,737,307
Oi and Contax (i)	22,289,996	42,929,114
MTC	20,272,767	11,011,524
Other	8,991,723	19,606,501
	329,438,779	630,284,446

(i)    Dividends paid by Oi and Contax included under this caption correspond to the difference between the proportional consolidation of dividends paid by this entity and the consolidation of amounts received by its controlling shareholders, including Telemar Participações, AG Telecom Participações, LF-Tel and Bratel Brasil.

(i)    Payments resulting from the acquisition of treasury shares— This caption corresponds to the total amounts paid by Oi during the nine months period ended 30 September 2012 for the acquisition of Portugal Telecom’s shares, in connection with the strategic partnership entered into between Portugal Telecom and Oi. In the nine months period ended 30 September 2012, Oi acquired a total 25.1 million Portugal Telecom’s own shares for a total amount of Euro 100 million, of which Euro 23,198,433 were proportionally consolidated in Portugal Telecom’s Statement of Cash Flows as acquisition of own shares. Following the acquisition of these 25.1 million shares, in addition to the 64.6 million shares acquired in 2011, Oi now holds 10.0% of Portugal Telecom’s issued shares, as envisaged in the strategic partnership entered into between Portugal Telecom and Oi.

16.    Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 September 2013 and 31 December 2012 and transactions occurred during the nine month periods ended 30 September 2013 and 2012 between Portugal Telecom and associated and jointly controlled entities are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	30 Set 2013	31 Dec 2012	30 Set 2013	31 Dec 2012	30 Set 2013	31 Dec 2012
Jointly controlled entities (i)	5,018,193	5,657,114	—	—	—	—
Other international companies:
Unitel (ii)	243,476,498	245,675,718	5,669,118	5,809,113	—	—
Multitel	7,171,827	7,517,277	210,376	323,322	915,058	936,627
CTM	—	154,198	—	15,743	—	—
Other	687,044	—	—	—	—	—
Domestic companies:
Páginas Amarelas	1,078,631	4,383,690	1,281,823	6,517,948	—	—
PT-ACS	4,088,414	2,417,335	1,223,732	2,386,234	—	—
Fundação PT	867,869	569,949	10	11	—	—
Sportinveste Multimédia	64,009	103,641	169,583	643,387	32,282,861	32,282,861
Siresp	14,039	38,179	—	—	1,260,909	1,513,090
Other	399,301	230,808	1,162,642	502,404	2,392,443	2,478,408
	262,865,825	266,747,909	9,717,284	16,198,162	36,851,271	37,210,986

(i)    This caption relates primarily to balances outstanding between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)   Accounts receivable from Unitel as at 30 September 2013 and 31 December 2012 include basically dividends receivable from this associated company.

Euro

	Costs		Revenues		Interest charged
Company	9M13	9M12	9M13	9M12	9M13	9M12
Jointly controlled entities (i)	1,852,849	2,437,205	89,120,620	89,818,469	—	—
Other international companies:
Unitel	4,171,454	4,836,933	9,998,466	9,425,948	—	—
Multitel	303,602	249,374	1,299,423	1,921,523	—	—
CTM	74,739	43,568	88,654	176,106	—	—
Other	21,743	168,065	—	54,116	—	—
Domestic companies:
Páginas Amarelas (ii)	16,278,836	21,210,140	2,645,241	1,641,770	—	414
PT-ACS	5,384,368	5,974,391	2,114,406	1,815,883	—	—
Sportinveste Multimédia	696,122	593,886	133,224	130,596	24,677	43,329
Siresp	—	24,200	11,238,215	10,723,369	44,111	88,571
Other	513,445	517,527	3,120,107	3,128,794	94,450	33,692
	29,297,158	36,055,289	119,758,356	118,836,574	163,238	166,006

(i)        This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)     The reduction in costs with Páginas Amarelas reflects primarily the decline in the directories business.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•                      Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•                      Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity;

•                      Roaming agreements entered into with Unitel; and

•                      Call centre services provided by Contax to Oi.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits, short-term investments and financings, as well as telecommunications services rendered by the Company to those entities. In addition, Visabeira (a service provider of Portugal Telecom’s wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom. Transactions occurred during the nine month periods ended 30 September 2013 and balances as at 30 September 2013 between Portugal Telecom and its major shareholders, excluding the outstanding balances related to bank deposits, short-term investments and financings, are as follows (including VAT):

Euro

	Revenues	Costs	Accounts	Accounts
Company	and gains (i)	and losses (i)	receivable	payable
BES	51,007,640	20,337,054	2,141,272	493
Caixa Geral de Depósitos	12,245,462	3,121,521	2,681,613	256,446
Visabeira	7,016,958	56,385,665	31,051,934	22,909,341
Controlinveste	1,864,983	35,288,393	409,066	3,525,025
Ongoing	379,864	2,243,775	325,359	264,884
BlackRock	790	16,748	—	71
UBS	29	33,750	123	—
	72,515,725	117,426,906	36,609,367	26,956,260

(i)        Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds in Portugal, which were incorporated to cover the Company’s Portuguese post retirement benefits plans (Note 6), are managed in accordance with an investment guideline approved by the board of directors of Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 30 September 2013, the total exposure of these investments to BES, Rocha dos Santos Holding and Portugal Telecom was Euro 68  million, Euro 104 million and Euro 52 million, respectively, as compared to Euro 77 million, Euro 104 million and Euro 66 million as at 31 December 2012, respectively.

c) Other

During the nine month periods ended 30 September 2013 and 2012, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 4.08 million in both periods.

Under the terms of the remunerations policy established by the Remunerations Committee, executive board members are entitled to receive an annual variable remuneration related to the performance achieved, of which 50% is payable in the following year and the remaining 50% is payable 3 years after if certain performance measures are achieved. Portugal Telecom recognizes an accrual for variable remunerations on an annual basis. In the nine month periods ended 30 September 2013, the annual variable remuneration of 2012 paid to the seven executive board members amounted to Euro 2.2 million, as compared to the annual variable remuneration of 2011 paid to the seven executive board members in the nine months period ended 30 September 2012, amounting to Euro 2.4 million. In addition, in the nine months period ended 30 September 2012 and in accordance with a deliberation of the Remunerations Committee, Portugal Telecom paid an amount of Euro 1.9 million to the executive board members regarding the variable remuneration related to the medium term performance (“VRMT”) of 2009, which payment had been deferred in that year, and paid a variable remuneration of Euro 0.7 million to the chairman of the Board of Directors regarding its performance achieved during the 3 year term of office ended in 2011.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, five of Portugal Telecom’s board members (six in 2012) perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the nine month periods ended 30 September 2013 and 2012 a total fixed compensation of R$ 1.5 million (Euro 0.5 million) and R$ 1.6 million (Euro 0.7 million), respectively, which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 30 September 2013, there was no share based payment program or termination benefits in place.

During the nine month periods ended 30 September 2013 and 2012, key employees of Portugal Telecom’s management, as defined under the Securities Code, received fixed remunerations amounting to Euro 3.3 million and Euro 4.0 million, respectively. Variable remunerations paid to key employees in the nine months period ended 30 September 2013 and 2012 amounted to Euro 2.2 million and Euro 2.5 million, respectively.

17.           Financial assets and liabilities

Portugal Telecom is primarily exposed to market risks resulting from changes in foreign currency exchange rates and interest rates, credit risks and liquidity risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to an acceptable level. As explained in more detail in the Company’s last annual report, Portugal Telecom’s financial risk management is conducted primarily through:

(i)                 Exchange hedging financial instruments entered into in order to reduce the risks associated to debt denominated in currencies different from the functional currency of the country where the borrowing company operates, which relate mainly to a portion of foreign currency debt contracted by Oi and its subsidiaries that is not hedged indirectly through foreign currency-denominated cash applications.

(ii)              Interest rate derivatives entered into with the purpose of swapping floating rate into fixed rate debt, in order to reduce the risks associated with the Group’s floating interest rate debt that is not hedged indirectly through cash applications, since these instruments also bear interest at floating rates.

(iii)           A regular monitoring of outstanding receivables from services rendered to our customers in order to manage credit risk, which is made on a business-to-business basis and aims to (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer, (b) monitor the evolution of the level of credit granted, (c) perform an impairment analysis of its receivables on a regular basis, and (d) assess the market risk where the customer is located.

(iv)          Maintaining a liquidity position and an average maturity of debt that allows the Group to repay its short-term debt and, at the same time, pay all its contractual obligations, in order to mitigate liquidity risks. Portugal Telecom’s liquidity position is given by the amount of available cash and cash equivalents plus the undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities, as mentioned in Note 14.

The contracting of the above mentioned derivative financial instruments is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The fair value of these derivatives is determined on a regular basis, based on market information, in order to assess the economic and financial implications of different scenarios. The Executive Committee monitors regularly these financial risks.

The table below presents the carrying amount and the fair value of the Group’s main financial assets and financial liabilities as at 30 September 2013 and 31 December 2012, including the fair value hierarquichy level for those for which a fair value calculation was obtained:

Euro million

		30 Sep 2013		31 Dec 2012
	Fair value	Carrying	Fair	Carrying	Fair
Caption	hierarchy (i)	value	value	value	value
Financial assets carried at amortised cost:
Cash and cash equivalents		1,988.9	1,988.9	2,507.1	2,507.1
Short-term investments		938.6	938.6	880.2	880.2
Accounts receivable - trade (ii)		1,416.8	1,416.8	1,518.9	1,518.9
Accounts receivable - other (ii)		530.1	530.1	481.9	481.9
Investments in group companies - loans granted		5.3	5.3	5.6	5.6
		4,879.7	4,879.7	5,393.7	5,393.7
Financial liabilities carried at amortised cost:
Debt - exchangeable bonds (Note 14) (iii)	Level 1	740.4	760.2	732.9	766.0
Debt - bonds (Note 14)
Portuguese operations (iii)	Level 1	4,730.2	4,762.9	4,716.0	4,809.9
Brazilian operations (iv)	Level 2	2,061.7	1,981.0	2,164.0	2,256.3
Debt - bank loans (Note 14) (iv)	Level 2	2,462.9	2,428.3	2,997.5	2,950.8
Debt - equity swaps on treasury shares (Note 14) (v)	Level 2	73.2	(6.3)	73.2	(4.1)
Debt - other loans (Note 14) (vi)		625.2	625.2	405.6	405.6
Accounts payable (ii)		933.9	933.9	1,263.2	1,263.2
Accrued expenses (ii)		868.5	868.5	792.8	792.8
Other current liabilities		96.7	96.7	94.2	94.2
Other non-current liabilities		155.3	155.3	210.8	210.8
		12,748.2	12,605.8	13,450.3	13,545.6
Financial liabilities recorded according to IAS 17
Debt - finance leases (Note 14)		54.1	54.1	48.3	48.3
		54.1	54.1	48.3	48.3
Derivative financial instruments (vii)
Debt		57.2	57.2	39.0	39.0
Other non-current assets (liabilities)		(0.0)	(0.0)	3.6	3.6
		57.2	57.2	42.6	42.6

(i)             IFRS 7 Financial Instruments: Disclosures refers that the fair value of financial assets and liabilities must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions, named fair value measurement hierarchy. This hierarchy attaches more importance to available market inputs (observable data) and a less weight to inputs based on data without transparency (unobservable data), ranging from Level 1 to Level 3, respectively. During the nine month periods ended 30 September 2013, there were not significant transfers between the levels of the fair value hierarchy.

(ii)          Accounts receivable, accounts payable and accrued expenses have generally short-term maturities and therefore their fair values is considered to be similar to the respective carrying amounts. There is however some non-current receivables and payables that are recorded at present value and for which there is no active market, as a result of which the fair values were deemed similar to the carrying amounts.

(iii)       Fair value of convertible bonds and non-convertible bonds from Portuguese operations was obtained based on quoted prices in active markets.

(iv)      Fair value of debt from Brazilian operations and bank loans from Portuguese operations was determined based on a discounted cash flow methodology using inputs that are observable in the market, except for certain loans from Brazilian operations that were obtained from BNDES and export credit agencies, which correspond to exclusive markets and, therefore, their fair values are similar to their carrying amounts.

(v)         The fair value of the financial instrument associated with the liability related to equity swap on treasury shares was determined based on the difference between the exercise price of these equity swap and Portugal Telecom’s stock price as of that date, including the interest effect.

(vi)      Other loans include mainly amounts due under commercial paper programmes, the maturity of which is lower than 3 months, and certain other loans from Brazilian operations that were obtained in exclusive markets. For these reasons, the fair value of these instruments was assumed to be similar to the corresponding carrying values.

(vii)   Derivative financial instruments are recorded at fair value based on a discounted cash flow methodology using inputs that are observable in the market.

Portugal Telecom considers that the main assumption used in the discounted cash flow methodology prepared internally relates to the discount rate. In addition, Portugal Telecom also used forward interest and exchange rates obtained directly through market information, taking into consideration the maturity and currency of each financial instrument.

18.           Subsequent events

On 1 October 2013, as mentioned in Note 1, Portugal Telecom, Oi, AG Tel, LF Tel and their respective affiliates signed a memorandum of understanding setting out the basis for a proposed merger of PT, Oi and the Oi Holding Companies into a single Brazilian incorporated listed entity.

Annexes

Consolidated financial highlights (1)	Euro million

	9M13	9M12	y.o.y
Operating revenues	4,546.7	4,983.9	(8.8)%
Operating costs (2)	3,032.4	3,255.1	(6.8)%
EBITDA (3)	1,514.3	1,728.8	(12.4)%
Income from operations (4)	475.9	644.2	(26.1)%
Net income	305.0	185.7	64.3%
Capex	863.7	890.2	(3.0)%
Capex as % of revenues (%)	19.0	17.9	1.1	pp
EBITDA minus Capex	650.7	838.6	(22.4)%
Operating cash flow	489.4	616.5	(20.6)%
Free cash flow	65.5	(263.7)	n.m.
Adjusted net debt (5)	7,574.4	7,538.5	0.5%
Adjusted net debt exc. Oi and Contax (5)	4,620.4	4,590.5	0.7%
After-tax unfunded PRB obligations	652.9	615.7	6.0%
EBITDA margin (%) (6)	33.3	34.7	(1.4	)pp
Adjusted net debt / EBITDA (x) (5)	3.7	3.3	0.4	x
Basic earnings per share	0.36	0.22	64.7%
Diluted earnings per share (7)	0.35	0.22	61.3%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2)  Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) Net debt was adjusted for the unused tax credits related to the transfer of the regulated pension plans to the Portuguese State. (6) EBITDA margin = EBITDA / operating revenues. (7) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

Portuguese operating data

	9M13	9M12	y.o.y
Fixed retail accesses (‘000)	5,137	5,007	2.6%
PSTN/ISDN	2,564	2,610	(1.7)%
Broadband customers	1,280	1,200	6.7%
Pay-TV customers	1,294	1,198	8.0%
Mobile Customers (‘000)	7,807	7,386	5.7%
Postpaid	2,782	2,463	12.9%
Prepaid	5,025	4,922	2.1%
Net additions (‘000)
Fixed retail accesses	85	212	(59.9)%
PSTN/ISDN	(40)	(38)	(6.4)%
Broadband customers	55	94	(41.6)%
Pay-TV customers	70	156	(54.9)%
Mobile Customers	209	(58)	n.m.
Postpaid	313	86	265.6%
Prepaid	(104)	(144)	27.6%
Data as % of mobile service revenues (%)	36.2	32.1	4.1	pp

Residential operating data

	9M13	9M12	y.o.y
Fixed retail accesses (‘000)	3,878	3,791	2.3%
PSTN/ISDN	1,671	1,683	(0.7)%
Broadband customers	1,041	994	4.7%
Pay-TV customers	1,167	1,114	4.8%
Unique customers	1,854	1,878	(1.3)%
Net additions (‘000)
Fixed retail accesses	37	234	(84.2)%
PSTN/ISDN	(21)	9	n.m.
Broadband customers	26	84	(69.1)%
Pay-TV customers	32	141	(77.3)%
ARPU (Euro)	31.8	31.7	0.4%
Non-voice revenues as % of revenues (%)	65.6	63.1	2.5	pp

Personal operating data

	9M13	9M12	y.o.y
Mobile Customers (‘000)	6,254	5,806	7.7%
Postpaid	1,414	1,082	30.6%
Prepaid	4,840	4,724	2.5%
Net additions (‘000)	230	(126)	282.3%
Postpaid	321	19	n.m.
Prepaid	(91)	(145)	37.2%
MOU (minutes)	97	94	3.3%
ARPU (Euro)	7.6	8.8	(13.1)%
Customer	7.2	8.1	(11.0)%
Interconnection	0.5	0.7	(36.4)%
SARC (Euro)	24.7	28.7	(14.0)%
Data as % of service revenues (%)	35.7	32.9	2.7	pp

Enterprise operating data

	9M13	9M12	y.o.y
Fixed retail accesses (‘000)	1,069	1,024	4.4%
PSTN/ISDN	708	738	(4.0)%
Broadband customers	236	203	16.4%
Pay-TV customers	125	82	51.0%
Retail RGU per access	1.51	1.39	8.9%
Mobile Customers (‘000)	1,499	1,516	(1.1)%
Net additions (‘000)
Fixed retail accesses	51	(63)	180.3%
PSTN/ISDN	(17)	(88)	81.2%
Broadband customers	29	10	177.7%
Pay-TV customers	38	14	165.0%
Mobile Customers	(15)	71	(121.0)%
ARPU (Euro)	21.2	23.9	(11.5)%
Non-voice revenues as % of revenues (%)	53.3	49.0	4.3	pp

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud Services

Delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model,  offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Quadruple-play Offer

(1) all-in-one bundle offers, which include standard pay-TV, broadband internet and fixed and mobile telephony services as a package, and (2) non-bundle quadruple-play customers, which subscribe standard TV, broadband internet and fixed and mobile telephony to PT through individual service subscriptions rather than through our all-in-1 bundles.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer

(1) all-in-one bundle offers, which include standard pay-TV, broadband internet and fixed telephony services as a package, and (2) non-bundle triple-play customers, which subscribe standard TV, broadband internet and fixed telephony to PT through individual service subscriptions rather than through our All-in-1 bundles.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3 Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G

4 Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.